U.S. GOLDMINING INC.

2024 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2024**

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: **001-41690**

U.S. GOLDMINING INC.
(Exact name of registrant as specified in its charter)

Nevada	**37-1792147**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)
1188 West Georgia Street, Suite 1830, Vancouver, BC, Canada	**V6E 4A2**
(Address of principal executive offices)	(Zip Code)

(604) 388-9788
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	USGO	The Nasdaq Capital Market
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $13.00	USGOW	The Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
☒	Emerging growth company		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2024, based on a closing price per share of $6.34 was $14,825,126.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 12,462,174 shares of common stock, par value $0.001 per share, outstanding as of March 27, 2025.

TABLE OF CONTENTS

BASIS OF PRESENTATION

Unless otherwise indicated, references in this Annual Report on Form 10-K (the "**Annual Report**") to "U.S. GoldMining", the "Company", "we", "us" and "our" refer to U.S. GoldMining Inc., a Nevada corporation.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to "$" and "US$" are to U.S. dollars and references to "C$" are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources such as industry publications, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations. We have not independently verified any third-party information.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled "Item 1A. Risk Factors", "- Cautionary Note Regarding Forward-Looking Statements", and elsewhere herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

GLOSSARY OF ABBREVIATIONS AND TECHNICAL TERMS

In this Annual Report, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"**Ag**"	silver	"**Cu**"	copper
"**Au**"	gold		

In this Annual Report, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"**g/t**"	grams per metric tonne	"**Ma**"	million years
"**km**"	kilometers	"**masl**"	meters above sea level
"**km²**"	square kilometers	"**mlbs**"	million pounds
"**koz**"	thousand troy ounces	"**oz**"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"**m**"	meters	"**wmt**"	wet metric tonnes

This Annual Report utilizes the following defined terms:

"**Indicated Mineral Resource**" or "**Indicated Resource**" means, under S-K 1300, it is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. Under NI 43-101, it means that part of a Mineral Resource for which quantity and quality, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"**Induced Polarization**" or "**IP**" means a method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

"**Inferred Mineral Resource**" or "**Inferred Resource**" means, under S-K 1300, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Resource. Under NI 43-101, it is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"**Measured Mineral Resource**" means, under S-K 1300, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Under NI 43-101, it means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques.

"**Mineral Reserve**" means, under S-K 1300, is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Under NI 43-101, it means the economically mineable part of a Measured Mineral Resource or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"**Mineral Resource**" means, under S-K 1300, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Under NI 43-101, it means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**modifying factors**" means, under S-K 1300, are the factors that a qualified person must apply to Indicated and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

"**NI 43-101**" means Canadian National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

"**Preliminary Economic Assessment**" or "**PEA**" means a preliminary economic assessment as defined under S-K 1300 and NI 43-101.

"**S-K 1300**" means subpart 1300 of Regulation S-K - *Disclosure by Registrants Engaged in Mining Operations* 1300 as issued by the U.S. Securities and Exchange Commission (the "**SEC**"), under the United States Securities Act of 1933, as amended, (the "**Securities Act**").

"**Probable Mineral Reserve**" means the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.

"**Proven Mineral Reserve**" means the economically mineable part of a Measured Mineral Resource.

The term "**QA/QC**" means quality assurance/quality control.

NOTICE REGARDING DISCLOSURE OF MINERAL PROPERTIES

The technical report summary for the gold-copper exploration project located in the Yentna Mining District, approximately 170 km northwest of Anchorage, in Alaska (the "**Whistler Project**"), included herewith, has been prepared in accordance with S-K 1300, which governs disclosure for mining registrants. Such technical report summary titled "S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska" with a date of issue of October 7, 2024, and an effective date of September 12, 2024 (the "**S-K 1300 Report**"), which was prepared by Sue Bird, P. Eng. of Moose Mountain Technical Services, who is a qualified person under S-K 1300 and is independent of us, is included as Exhibit 96.1 in this Annual Report.

Inferred Mineral Resources are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

For the meanings of certain technical terms used herein, see "- *Glossary of Abbreviations and Technical Terms*".

Our disclosure regarding our mineral property is prepared in accordance with S-K 1300, and NI 43-101. Both of these reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

In our public filings in the United States and Canada, we report Indicated Resources and Inferred Resources, each as defined in S-K 1300 and NI 43-101. As currently reported, there are no material differences in our disclosed Measured Mineral Resource, Indicated Mineral Resources and Inferred Mineral Resources under each of S-K 1300 and NI 43-101. The estimation of Indicated Mineral Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven Mineral Reserves and Probable Mineral Reserves, and therefore investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into S-K 1300-compliant or NI 43-101-compliant Mineral Reserves. The estimation of Inferred Mineral Resources involves greater uncertainty as to their existence and economic viability than the estimation of other categories of Mineral Resources.

The scientific and technical information concerning the Whistler Project in this Annual Report have been reviewed and approved by Tim Smith, P.Geo, our Chief Executive Officer, a "qualified person" under S-K 1300 and NI 43-101.

Unless otherwise indicated, the scientific and technical information contained in this Annual Report regarding the Whistler Project has been derived from the S-K 1300 Report, which was included as Exhibit 96.1 to our Current Report on Form 8-K filed with the SEC on October 7, 2024. Canadian readers should also refer to our NI 43-101 Technical Report titled "NI 43-101 2024 Updated Mineral Resource Estimate for the Whistler Project" with an effective date of September 12, 2024 (the "**NI 43-101 Report**"), a copy of which is available under our profile at www.sedarplus.ca.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Please see the note under "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" for a description of special factors potentially affecting forward-looking statements included in this Annual Report.

PART I

Item 1. Business

Business Overview

We are a United States domiciled exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 170 km northwest of Anchorage, in Alaska. See "*Item 2. Properties*" for further information.

We were incorporated on June 30, 2015, in Alaska as "BRI Alaska Corp." and on August 5, 2015, pursuant to an asset purchase agreement dated July 20, 2015, by and among us, GoldMining Inc. ("**GoldMining**"), Kiska Metals Corporation ("**Kiska**") and Geoinformatics Alaska Exploration, Inc. ("**Geoinformatics**"), we acquired a 100% interest in the Whistler Project and certain related assets. On September 8, 2022, we redomiciled to Nevada and changed our name to "U.S. GoldMining Inc.".

Our sole subsidiary is US GoldMining Canada Inc., a company incorporated under the laws of British Columbia, Canada, and which is wholly-owned by us.

We are a subsidiary of GoldMining, a Toronto Stock Exchange and NYSE American listed precious metals exploration and development company that was incorporated in 2009 and whose disclosed strategy is to expand its property portfolio through accretive transactions of resource stage gold projects and to advance its properties towards development. As of the date hereof, GoldMining owns 9,878,261 shares of common stock, par value $0.001 per share (the "**Common Stock**"), representing approximately 79.3% of our outstanding Common Stock, and warrants (the "**Warrants**") to purchase 122,490 shares of Common Stock.

Our principal executive offices are located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 and our head operating offices are located at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. Our website address is www.us.goldmining.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report.

Our shares of Common Stock and warrants to purchase shares of Common Stock are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW," respectively.

General Development of Business

In April 2023, we completed our initial public offering (the "**IPO**"), pursuant to which we issued 2,000,000 units (the "**Units**") at an initial offering price of $10.00 per Unit for gross proceeds of $20,000,000. Each Unit was comprised of one share of Common Stock and one Warrant, with each Warrant entitling the holder thereof to acquire one share of Common Stock at an exercise price of $13.00. Each Warrant is immediately exercisable for a three-year period after the date of issuance.

Prior to our IPO, we were a wholly-owned subsidiary of GoldMining and acquired the Whistler Project in 2015 from Kiska. Prior to our IPO, we had not completed any material exploration of the Whistler Project. For a description of exploration activities of past operators please see "*Item 2. Properties*".

After completion of our IPO, on May 30, 2023, we announced that we had mobilized a field team to execute our initial 2023 confirmatory exploration program at the Whistler Project. On August 21, 2023, we announced commencement of our 2023 Phase 1 Drilling Project at the Whistler Project. The program was designed as part of a multi-phase program with the goal of expanding and increasing confidence in existing deposits and potentially testing prospective exploration targets in proximity to areas with known Mineral Resource estimates. Phase I was proposed to include 5,000 m of drilling. On January 16, 2024, we announced results from four initial confirmatory drill holes covering 2,234 m at the Whistler Project. Drilling was paused thereafter for the winter break.

We recommenced the exploration program on June 27, 2024, for the 2024 field season. During 2024, we completed six diamond core holes for 4,006 m, bringing the total drill production meterage for 2023 and 2024 to 6,240 m. Four drill holes for 2,782 m were completed at the Whistler Deposit, and two drill holes for 1,224 m were completed at the Raintree Deposit located approximately one kilometer east of the Whistler Deposit.

See "*Item 2. Properties*" for further information.

Our Strategy

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring and advancing the Whistler Project in Alaska. Our longer-term strategy may include seeking out compelling acquisition opportunities that enhance the value of our assets and demonstrate potential for significant growth through exploration and development.

Our management team and board of directors have extensive combined mining sector related experience, including exploration, development, operating and capital markets experience. We intend to capitalize on this significant experience as we seek to advance the Whistler Project and otherwise grow our business, following best practices with a dedication to safety, the environment and sustainable development for local communities.

As part of our strategy, we expect to utilize a cost-efficient business model by operating with an efficient, highly experienced team and calling upon third-party resources to supplement our skill set as opportunities and needs may arise. This strategy should enable us to maintain a high degree of flexibility in our cost structure. We believe it will also help to ensure that our business model is scalable and allows us to seek new growth opportunities in a cost effective and value enhancing manner.

Competition

The mining industry in general is extremely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such factors may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our Company's prospects for mineral exploration and success in the future. See "*Item 1A. Risk Factors*".

Sustainability

We are committed to responsible exploration and mining practices. Oversight for our sustainability policies and practices and management of sustainability-related risks is provided by the board of directors. The board of directors has delegated oversight of certain sustainability responsibilities to its committees and management, including the Sustainability Committee, which oversees the Company's goals, strategies, compliance and commitments related to sustainability.

Our Health and Safety ("**H&S**") Policy is complemented by our site-specific operational guidelines. As a part of our H&S management program, we have identified H&S risks to workers, contractors, visitors and other stakeholders, and we have developed prevention measures in the form of operational protocols and procedures. We have trained all workers on their respective H&S procedures and protocols, and we monitor the effectiveness of these measures. All injuries are recorded, and reports are analyzed and tracked on a regular basis to identify ways to improve the safety and well-being of our people.

We aspire to be stewards of the environment while advancing the Whistler Project and are committed to employing strong environmental risk management practices. We have established and follow operational procedures that identify environmental risks, sets out controls and mitigation plans, and minimizes environmental impacts.

All exploration activities are conducted in a manner that prevents undue degradation to land and water resources. Our activities to-date have had minor impact on plant and wildlife habitats, as exploration is taking place on 17-acres of previously disturbed land. There are no species listed as threatened or endangered in the project area. We have conducted environmental baseline studies, including water quality, fish species, wetland and wildlife studies. We take care to ensure water quality and fish are protected during water diversion for its use in drilling, including screening of water intakes and pumps.

We are investing in Alaska through partnering with local suppliers and contractors and supporting local initiatives important to the community. We have commenced community consultations to share with stakeholders our plans for the Whistler Project, prioritizing meeting with community organizations, native groups and government.

Government Regulation

Our exploration and development activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances, disclosure requirements and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and development programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations in the United States. There are no current orders or directions relating to us with respect to the foregoing laws and regulations. For a more detailed discussion of the various government laws and regulations applicable to our operations and potential negative effects of these laws and regulations, see also "*Item 1A. Risk Factors*".

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the U.S. Environmental Protection Agency (the "**EPA**") and the United States Bureau of Land Management ("**BLM**") as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

In order to conduct drilling and other exploration activities under the laws of Alaska, we submitted an Application for Permit to Mine ("**APMA**") to Alaska's Department of Natural Resources ("**ADNR**") on June 30, 2022, and on September 22, 2022, the ADNR approved *Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River – Yentna Mining District* (the "**Exploration Permit**") and *Reclamation Plan Approval Number 2778* ("**Reclamation Plan**"). On July 7, 2023, we received approval for amendments to the APMA, incorporating alterations to our exploration plans for 2023 and 2024. On August 6, 2024, we received approval for amendments to the APMA, incorporating alterations to our exploration plans for 2024. The Company expects to file amendment applications for APMA 2278 annually, as exploration results and strategy evolve, in order to ensure exploration programs are fully authorized. Prior to expiry of AMPA 2278 on December 31, 2026, the Company plans to apply for a new Exploration Permit.

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals). The Whistler Project does not incorporate any Federal lands.

Alaska

In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits. The State of Alaska requires an APMA exploration permit for all substantial surface disturbances such as trenching, road building and drilling. These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment. The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded. Due to the northern climate, exploration work in some areas of Alaska can be limited by excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations and others, such as wetland areas, may only be explored while frozen in the winter. Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

Employees

As of December 31, 2024, we had a total of nine employees, six of which were full time employees. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, stockholder communication and project exploration activities in the United States.

We use the services of independent consultants and contractors to perform various professional services, including land acquisition, legal, environmental and tax services. In addition, we utilize the services of independent contractors to perform construction, geological, exploration and drilling operation services and independent third-party engineering firms assist with the design, engineering, and cost optimization of the proposed large-scale complex.

Reports to Security Holders

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual reports, quarterly reports and proxy statements electronically with the SEC. The SEC maintains an internet site, at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Copies of such documents are also available on our website at www.us.goldmining.com.

Item 1A. Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our shares of Common Stock or other securities. The risks described below are not the only ones facing us. Additional risks that we are not presently aware of, or that we currently believe are immaterial, may also adversely affect our business, operating results and financial condition. We cannot assure you that we will successfully address these risks and caution that other unknown risks may exist or may arise that may affect our business.

An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks not currently known to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to us.

Risks Relating to our Business and Industry

Our success depends on the exploration development and operation of the Whistler Project, an exploration stage project which is currently our only project.

At present, our only mineral property is the interest that we hold in the Whistler Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Whistler Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Whistler Project may have a material adverse effect on our financial condition and results of operations.

Resource exploration and development is a high risk, speculative business.

The Whistler Project is at the exploration stage and is without identified Mineral Reserves. Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the Whistler Project may change adversely.

While the discovery of an ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity or quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in our not receiving an adequate return of investment capital.

There is no assurance that our mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in our not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by us towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mineral Resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Whistler Project, our financial condition and ability to be profitable.

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If our actual Mineral Resources are less than current estimates or if we fail to develop our Mineral Resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. We regularly evaluate our Mineral Resources and consider the merits of increasing the reliability of its overall Mineral Resources.

We have no history of earnings or mineral production, and there are currently no known commercial quantities of Mineral Reserves on the Whistler Project.

We have no history of earnings or mineral production and may never engage in mineral production. There are currently no known commercial quantities of Mineral Reserves on the Whistler Project. Development of the Whistler Project and any other projects we may acquire in the future will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the Whistler Project may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, we are subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance we will be successful in achieving a return on stockholder's investment and the likelihood of success must be considered in light of its early-stage operations.

Mining and project development is inherently risky and subject to conditions or events some of which are beyond our control, and which could have a material adverse effect on our business.

Our activities related to the exploration and development of the Whistler Project and any other projects we may acquire in the future are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Our current or future mining, processing, development and exploration activities depend on adequate infrastructure. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

The development of the Whistler Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Whistler Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

- uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;
- we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;
- we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;
- we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;
- we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;
- we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;
- our mining projects may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;
- we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in a materially adverse manner; and
- the exploration, development or operation of projects may become subject to opposition from nongovernmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

In addition, we may find that the costs, timing and complexities of developing the Whistler Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

Our growth strategy and future exploration and development efforts may be unsuccessful.

In order to grow our business and pursue our long-term growth strategy, we may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if we lose or abandon our interest in any of our mineral projects, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Increasing attention to environmental, social and governance matters and conservation measures may adversely impact our business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary environmental, social and governance ("**ESG**") disclosures may result in increased costs and reduced access to capital. While we may announce various voluntary ESG targets in the future, such targets are aspirational. Also, we may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us and could impact our access to and costs of capital. Additionally, to the extent ESG matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely impact our business. Increased focus by stakeholders, regulators and others on ESG related matters may result in increased permitting requirements and delays in the future. Additionally, we may become subject to misinformation campaigns related to ESG and other matters which may require substantial management time and expense to address and could negatively impact community sentiment regarding the applicable project or delay expected development timelines.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

Our operations depend on information technology ("**IT**") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Risks Related to Economic and Market Conditions

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect our growth and financial condition.

Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on favorable terms or at all. In such an event, our operations and financial condition could be adversely affected.

The volatility in gold and other commodity prices may adversely affect any future operations and, if warranted, our ability to develop our properties.

We are exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond our control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect our ability to raise capital or attract joint venture partners in order to fund our ongoing operations and meet obligations under option and other agreements underlying our mineral interests. Commodity price declines could also reduce the amount we would receive on the disposition of the Whistler Project to a third party. In addition, the decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

We may be adversely affected by the effects of inflation.

Increased inflation has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. Our ability to conduct exploration of the Whistler Project is dependent on the acquisition of goods and services at a reasonable cost, such as drilling equipment and skilled labor, assay laboratory testing in a timeframe that allows us to execute on follow-up exploration phases expeditiously, and aircraft (fixed wing and helicopter) charter service availability to mobilize labor, position equipment and supply exploration campaigns. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation, the scope of our exploration of the Whistler Project may decrease and our business, financial condition, and results of operations could be adversely affected.

The impacts of changes in the trade policies, including proposed tariffs or other trade barriers, of the United States, or other nations, may adversely impact our business, financial condition and results of operations.

In early February 2025, the United States announced additional 25% tariffs on all goods originating from Canada and Mexico, and an additional 10% tariff on goods imported from China. While certain pauses were announced on many of these tariffs, we cannot currently predict when or if such tariffs will take effect or their duration. These tariffs, along with any new tariffs adopted by the United States or retaliatory measures by other countries could materially increase the cost of equipment and other goods necessary for our exploration and development plans. Further, there is a risk that the tariffs imposed by the United States on other countries may trigger a broader global trade war. The extent and impacts thereof are still uncertain, but they may negatively impact global economic conditions, which could materially adversely impact our ability to access capital to finance our exploration and development plans.

Our results of operations could be affected by currency fluctuations.

We maintain accounts in currencies including the United States dollars and Canadian dollars. We conduct our business using both the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of our operations are subject to currency exchange risks. To date, we have not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates may significantly impact our financial position and results of operations in the future.

Risks Relating to Financial Matters

We have negative cash flows from operating activities.

We had negative cash flow from operating activities in the period from our incorporation until the date of this Annual Report. Given that we have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future, we expect that expenditures to fund operating activities will be provided by financings. There is no assurance that future financings can be completed on acceptable terms or at all, and our failure to raise capital when needed could limit our ability to continue our operations in the future.

We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue our operations in the future.

Even if the results of exploration are encouraging, we may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any portion of the Whistler Project. While we may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on acceptable terms, or at all. If available, future equity financing may result in substantial dilution to stockholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

There will be significant hazards associated with our activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider being reasonable, our insurance will not cover all of the potential risks associated with our operations. We may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms. As a result, we may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labor negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

Risks Relating to Permitting, Regulatory and other Legal Matters

We may be unsuccessful in obtaining necessary permits to explore, develop or mine the Whistler Project in a timely manner or at all.

Exploration, development and mining activities will require certain permits and other governmental approvals. We may be unsuccessful in obtaining such permits and approvals on a timely basis, or on favorable terms or at all.

The State of Alaska requires that an APMA be submitted to obtain permits for all exploration, mining, or transportation of equipment and maintaining a camp. These permits are reviewed by related state and federal agencies that can comment on and require specific changes to proposed work plans to minimize impacts on the environment. We have submitted an APMA to the ADNR for the issuance of permits that will allow for future exploration work on the property in connection with the Whistler Project and on September 22, 2022, the ADNR approved the Exploration Permit and Reclamation Plan. On July 7, 2023, we received approval for amendments to the APMA, incorporating alterations to our exploration plans, in 2023 and 2024.

Any failure to obtain permits and other governmental approvals could delay or prevent us from completing contemplated activities as planned which could negatively impact our financial condition and results of operations.

Additionally, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or other costs, or abandonment or delays in the exploration and development of new mining properties.

We may not be able to obtain all required permits and licenses to place any of our properties into future production.

We may not be able to obtain all required permits and licenses to place any of our properties into production. Our future operations may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that we will be able to obtain all necessary licenses, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities at the Whistler Project. Additionally, there can be no assurance that all permits and licenses we may require for future exploration or possible future development will be obtainable at all or on reasonable terms or that there will be no change in regulatory requirements.

The validity of our title to the Whistler Project and future mineral properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

We are subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

We rely on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect our operations. Nevertheless, we may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Whistler Project or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

The Comprehensive Environmental, Response, Compensation, and Liability Act ("**CERCLA**"), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act ("**RCRA**"), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act ("**CAA**") restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the regulations.

The National Environmental Policy Act ("**NEPA**") requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement ("**EIS**"). The U.S. Environmental Protection Agency ("**EPA**"), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Whistler Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Whistler Project or other properties and may make them entirely uneconomic.

The Clean Water Act ("**CWA**"), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act ("**SDWA**") and the Underground Injection Control ("**UIC**") program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Legislation has been proposed that would significantly affect the mining industry and our business.

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the U.S. General Mining Law. If adopted, such legislation, among other things, could eliminate or greatly limit the right to a mineral patent, impose federal royalties on mineral production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of Mineral Reserves and reduce the amount of future exploration and development activity on U.S. federal lands, all of which could have a material and adverse effect on our ability to operate and its cash flow, results of operations and financial condition.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could have a material effect on our financial position, results of operations or our mining, project development operations and may divert our management's attention.

Human Resources and Related Risks

We rely on third-party contractors.

As we continue with the exploration and advancement of the Whistler Project and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Whistler Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on our results.

We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.

Our success is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and future development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our directors and officers also serve as directors and officers of other companies involved in natural resource exploration and development, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, Alastair Still, the Chief Executive Officer of GoldMining, is also a director of the Company. Tim Smith, our Chief Executive Officer, is also Vice President, Exploration for GoldMining. As a result of their positions with GoldMining, they may have a potential conflict of interest with respect to ongoing matters relating to the Whistler Project. Additionally, the time and attention our directors and officers serving as directors and/or officers of other companies are required to dedicate to such positions could limit their ability to focus on our business and impact our business.

We expect that any decision made by any of such directors and officers involving our business will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to our best interests and our stockholders' best interests, but there can be no assurance in this regard.

Risks Relating to Our Securities and Corporate Structure

We may issue additional shares of our Common Stock from time to time for various reasons, resulting in the potential for significant dilution to existing stockholders.

We are authorized to issue up to 300,000,000 shares of our Common Stock, and as such, we may issue additional shares of our Common Stock from time to time for various reasons, including, but not limited to, for the purposes of raising capital (including to fund exploration and development work) or acquiring additional interests. We may also issue additional shares of our Common Stock pursuant to equity incentive plans from time to time. These further issuances of our shares of Common Stock may have a depressive effect on the price of our shares of Common Stock and will dilute the voting power of our existing stockholders and the potential value thereof.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest. GoldMining, or other related parties may have interests in such transactions that do not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may in the future enter into transactions with entities in which our board of directors and other related parties hold ownership interests. Material transactions with related parties, if any, will be reviewed and approved by our Audit Committee, which is comprised solely of independent directors. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

If we fail to maintain effective internal controls over financial reporting, the price of our securities may be adversely affected.

We may fail to maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and we cannot ensure that we will conclude on an ongoing basis that it has effective internal controls over financial reporting. Our failure to satisfy the requirements of applicable legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause it to fail to meet its reporting obligations.

We may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that our financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgements. No material weaknesses have been identified for the year-ended December 31, 2024. If we identify or are unable to successfully remediate any future material weakness in our internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are an "emerging growth company", and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an "emerging growth company", as defined in the JOBS Act. For as long as we continue to be an "emerging growth company", we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years following the completion of our IPO. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.235 billion, or the market value of our Common Stock that is held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company", which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our share price may be more volatile.

A small number of our stockholders could significantly influence our business.

As of the date of this Annual Report, GoldMining owns approximately 79.3% of our outstanding Common Stock. As such, GoldMining is able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership may make it more difficult for other stockholders to effect substantial changes, may have the effect of delaying, preventing or expediting, as the case may be, a change in control and may adversely affect the market price of our securities. Further, the possibility that GoldMining or any other significant stockholders may sell all or a large portion of their securities in a short period of time could adversely affect the trading price of our shares of Common Stock. Also, the interests of such stockholder may not be in the best interests of all stockholders.

We are a "controlled company" within the meaning of the Nasdaq Capital Market corporate governance requirements. As a result, we qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

GoldMining controls a majority of the shares of our Common Stock. As a result, we are a "controlled company" within the meaning of the Nasdaq Capital Market corporate governance requirements. The Nasdaq Capital Market corporate governance requirements provides that a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company, is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements:

- that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- that our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board of director's independent directors in a vote in which only independent directors participate; and

- for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

We have elected to rely on the "controlled company" exemption provided in the Nasdaq Capital Market corporate governance requirements to permit our Compensation Committee to include a non-independent director, and we could elect to rely on other exemptions in the future. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm the trading price of our shares of Common Stock.

The market price of our securities may be volatile, which could result in substantial losses for investors purchasing our securities.

The market price of our securities could be subject to significant fluctuations. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our securities to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our securities to fluctuate include:

- price and volume fluctuations in the global stock markets from time to time;
- changes in operating performance and stock market valuations of other companies in our industry;
- sales of our securities by us or GoldMining;
- failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;
- the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;
- rumors and market speculation involving us or other companies in our industry;
- actual or anticipated changes in our results of operations or fluctuations in our results of operations;
- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in tax laws and regulations, changes in trade policies, as well as accounting standards, policies, guidelines, interpretations or principles;
- any significant change in our management team;
- general economic conditions and slow or negative growth of our markets; and
- other risk factors described in this section of the Annual Report.

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management's attention and resources could be diverted and it could harm our business, operating results and financial condition.

Our shares of Common Stock and Warrants are equity interests and would be subordinate to future issuances by us of either indebtedness or shares of preferred stock.

Our shares of Common Stock and Warrants are equity interests and do not constitute indebtedness. As such, they will rank junior to any indebtedness we may incur and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our shares of Common Stock are subject to the prior dividend and liquidation rights of holders of our shares of preferred stock, to the extent we issue shares of preferred stock in the future and the shares of preferred stock remain outstanding at that time. Our board of directors is authorized to issue classes or series of shares of preferred stock without any action on the part of the holders of our shares of Common Stock and we are permitted to incur debt. Upon liquidation, lenders and holders of any outstanding debt securities and shares of preferred stock would receive distributions of our available assets prior to holders of our shares of Common Stock.

Additionally, any potential issuance of shares of preferred stock in the future may delay or prevent a change in control of us, discourage bids for our shares of Common Stock at a premium over the market price and adversely affect the market price and other rights of the holders of our shares of Common Stock.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on share appreciation for any return on their investment.

We have never paid any dividends on our shares of Common Stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses and do not anticipate that we will declare or pay any cash dividends on our shares of Common Stock in the foreseeable future.

U.S. civil liabilities may not be enforceable against our directors, our officers or certain experts named in this Annual Report. Similarly, it may be difficult for investors to enforce civil liabilities against us, our directors and officers residing outside of the United States.

We are incorporated under the laws of Nevada and have an office in Canada. Many of our directors and officers, as well as certain experts named herein, reside outside of the United States, and a portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such directors, officers or experts or to enforce judgments obtained against such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We maintain programs and technologies to ensure that our information systems are effective and prepared for data privacy and cybersecurity risks, including regular oversight of our security programs for monitoring internal and external threats to ensure the confidentiality and privacy of our data. As the volume and complexity of cyber-attacks continue to evolve, we continue to enhance our security capabilities by continued investment in cyber technologies, further developing our internal cybersecurity personnel and educating our workforce regarding cyber-security and leveraging emerging technologies.

Risk Management and Strategies

Our board of directors have adopted a Cybersecurity Policy to serve as a standard for setting, reviewing and implementing our cybersecurity goals, objectives and targets. Our Cybersecurity Policy serves as a framework within which risks the confidentiality, integrity or availability of our assets within our information technology network and infrastructure ("**Cyberspace**"), and applies to all of our directors, officers, employees, consultants and contractors. We regularly perform evaluations of our security program and continue to implement controls aligned with industry guidelines to identify threats, detect attacks and protect data. Our risk management strategy is focused on three areas: (i) technology, being our hardware and software systems; (ii) processes, being our cybersecurity reporting, testing and other processes; and (iii) people, which refers to our internal cybersecurity personnel, external service providers and individual training and human interaction within our information technology and cybersecurity processes.

When reviewing third-party information technology service providers, our engagement process customarily includes, among other things, a review of such providers' cybersecurity measures.

We periodically undertake cybersecurity audits, the results of which are reported to our Audit Committee. We have also implemented security monitoring programs designed to alert us of any suspicious activity and have developed an incident response program in the event of a security breach.

We implement various training programs periodically to ensure that our employees and other personnel comply with internal processes and to enhance their cybersecurity awareness. Members of our board of directors and management overseeing our information security risk management approach are provided with opportunities for continuing education in cybersecurity and evolving cybersecurity risks in order to better understand and evaluate our preparedness.

See also "*Item 1A. Risk Factors – Risks Related to our Business and Industry – We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business*".

Governance

Our board of directors oversees our Cybersecurity Policy primarily through the Audit Committee. The Audit Committee is responsible for the implementation of our oversight, programs, procedures and policies related to cybersecurity, cybersecurity risks, information security and data privacy, including reviewing our cybersecurity-related disclosures in our annual securities filings, monitoring (on an ongoing basis) the implementation and effectiveness of our Cybersecurity Policy and assessing potential risks to our Cyberspace and our risk exposure, resiliency of our processes, industry trends and best practices and any relevant cybersecurity and digital technology metrics. The Audit Committee reports regularly to our board of directors concerning the matters covered under the policy and advises our board of directors of any developments that it believes should have our board of directors' consideration.

Our chief executive officer and chief financial officer oversee the details of our information security risk management approach and may appoint team leads from various departments from time to time to assist with certain aspects of our cybersecurity risk mitigation strategy.

Management is required to report to the Audit Committee on our strategy, risks, metrics and operations relating to cybersecurity and information security matters. Management is responsible for ensuring that personnel are provided with adequate resources and trainings to fully understand the guidelines and expectations for cybersecurity. Members of our management team may be asked by our chief financial officer to assist with IT security investigations in the event of a breach of our Cybersecurity Policy. Upon becoming aware of a potential violation of our policy or a breach of cybersecurity, the member of management must immediately document the violation and request the individual surrender possession of any devices that may have suffered a security breach. If any member of management that is unaware of the best course of action in dealing with an IT-related matter is required to contact our third-party IT representative.

All of our employees, consultants and contractors are encouraged to exercise professional judgement in using computing devices and network resources connected to the Cyberspace, and are strictly prohibited from certain acts enumerated in our Cybersecurity Policy including, among other things, access for non-business purposes, disabling our security features and requirement, exporting information or technologies without consent and password sharing.

Violations or breaches of our Cybersecurity Policy or the associated schedules, standards or guidelines may result in suspension and/or discipline up to and including termination, in addition to administrative sanctions or legal actions.

Item 2. Properties.

Our sole exploration and development property is the Whistler Project, located in the Yentna Mining District of Alaska, approximately 170 km northwest of Anchorage.

We also lease and maintain an office at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. We also maintain office space at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 4A2. We do not currently own any real estate. We believe that we have adequate space for our anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed.

The Whistler Project

The following information is primarily condensed and extracted from the S-K 1300 Report. Readers should refer to the full text of the S-K 1300 Report, attached hereto as Exhibit 96.1, for further information regarding the Whistler Project.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 170 km (105 miles) northwest of Anchorage.

As of the date hereof, the Whistler Project comprises 377 State of Alaska mining claims covering an aggregate area of approximately 217.5 km^2. The center of the property is located at 152.566° longitude west and 61.983° latitude north. The Whistler Project is located in the drainage of the Skwentna River. Elevation varies from about 400 masl in the valley floors to over 5,000 masl in the highest peaks.

An all-season camp facility exists near the confluence of Portage Creek and the Skwentna River, approximately 15 km southeast of the Rainy Pass Hunting Lodge. The camp is serviced with a 1,000 m gravel airstrip for wheel-based aircraft. The camp is equipped with kitchen and messing facility, ablutions facility, accommodations for up to 24 personnel, a maintenance workshop, water well and potable water filtration system, septic field system, diesel generators, office and core logging and sampling facility and a satellite communications link, tent structures on wooden floors, and several wood-framed buildings.

The following map sets forth the location of the Whistler Project and shows the proposed alignment of the West Susitna Access Road.



Royalties and Encumbrances

We acquired rights to the Whistler Project and certain related assets in August 2015 for a total cost of approximately $1.32 million pursuant to an asset purchase agreement dated July 20, 2015, by and among us, GoldMining, Kiska and Geoinformatics. Pursuant to such agreement, we acquired rights and assumed obligations under several related underlying agreements. The related underlying agreements on the Whistler Project are listed below:

1. 2.75% net smelter return ("**NSR**") over all 377 claims and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the Whistler Project to Osisko Mining (USA) Inc. ("**OM**") pursuant to an Amended and Restated Net Smelter Returns Royalty Deed dated December 16, 2014, granted by Geoinformatics (as assumed by us on August 5, 2015) in favour of MF2 LLC (as assumed by OM). Gold Royalty U.S. Corp. holds a right to buy down the royalty percentage from 2.75% to 2.0% upon payment to OM of a one-time payment of $5,000,000. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).

2. 2.0% net proceeds royalty interest over an Area of Interest specified by standard township sub-division overlying the Whistler and Raintree West deposits to Sandstorm Gold Ltd. pursuant to an agreement dated October 1, 1999, between us (the ultimate successor-in-interest to Kent Turner, Jr.) and Sandstorm Gold Ltd. (the ultimate successor-in-interest to Cominco American Incorporated).

3. 1.0% NSR over the Whistler Project to Gold Royalty U.S. Corp. pursuant to a Net Smelter Returns Royalty Agreement dated January 11, 2021, between us and Gold Royalty U.S. Corp.

History

Mineral exploration in the Whistler area was initiated by Cominco in 1986 and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco ceased exploration and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground Induced Polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m). Over that period Kennecott invested over $6.3 million in exploration.

In June 2007, Geoinformatics announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott.

From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784 m on the Whistler Deposit and six holes totaling 1,841 m on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit was done to infill the deposit to sections spaced at 75 m and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. In total, Kiska completed 224 line-km of 3D Induced Polarization geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660 m of diamond drilling from 23 drillholes (all greater than 200 m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a report to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the Whistler Project and hence retained a 2% NSR on the property.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25 m to 50 m top of bedrock drilling) in the Whistler area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler area, step-out drilling at the Island Mountain deposit, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated resource estimate.

Commencing 2014, the Alaska State Government has studied a 'Roads to Resources' initiative. The Alaska Industrial Development and Export Authority ("**AIDEA**") has published several studies since 2014 to assess potential road routes and alternatives, and to assess economic benefits of constructing a public access road from Palmer/Wasilla to the Susitna Mining District in the Alaska Range. On October 27, 2021, AIDEA announced the receipt of $8.5 million in funds for the advancement of predevelopment work for the West Susitna Access Road ("**WSAR**") project, which would extend into areas west of Cook Inlet in Southcentral Alaska in the vicinity of the Whistler Project. During 2022 - 2024, AIDEA undertook road engineering investigations to support road design and test alternatives, environmental baseline surveys and archaeological surveys, and stakeholder consultation. In 2023, the Alaska Department of Transportation and Public Facilities (the "**DOT**") subsequently announced that it has included the first 25 miles of the proposed WSAR within its State Transportation Infrastructure Plan, and in 2024, the DOT commenced stakeholder engagement ahead of planned project permitting and potential construction commencement in 2025.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Whistler Project is located in the Alaska Range. The Alaska Range is a continuation of the Pacific Coastal Mountains extending in an arc across the northern Pacific, and represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 76 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

- The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks with an age of approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the "**Whistler Deposit**").
- The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

We acquired the project for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

Mineralization and Deposit Types

The Whistler Deposit and prospects in the Whistler Area (Raintree West, Raintree North and Rainmaker) display a common pattern of alteration, vein paragenesis, and mineralization styles that suggest these spatially separate porphyry centres share a common genetic association. These features are hosted by, and genetically linked to, pulses of diorite porphyry intrusive bodies that are nested in pipe-like centres. Geophysical inversion models of the airborne magnetic data suggest that these pipes represent hypabyssal apophyses (stocks and dykes) emanating from a deep causative batholith. That these porphyry centres are genetically associated is corroborated by common alteration assemblages, vein types, mineralization styles and paragenetic relationships. At the Whistler Deposit, the earliest Diorite Porphyry phase (Main Stage Whistler Diorite Porphyry) is associated with the main stage of gold-copper mineralization, whereas subsequent phases are less mineralized, and thus are either weak metal contributors or diluting bodies.

The Whistler Deposit is hosted within the Whistler Intrusive Suite, a composite of diorite stocks and dykes that divide the suite broadly into an early Main Stage Porphyry ("**MSP**"), a later Intermineral Porphyry Suite ("**IMP**") and a late intrusive phase referred to as the Late-Stage Porphyry ("**LSP**"). Gold and copper mineralization is characterized by abundant disseminated sulphide and quartz + sulphide vein stockworks (including classic porphyry diagnostic 'A', 'B', 'D', and 'M' type veins), and potassic alteration which is variably overprinted by later phyllic alteration. The early-stage MSP suite is most strongly altered, veined and mineralized, with the IMP being less intensely altered and veined but remaining consistently mineralized, and the late or post-mineralization LSP generally containing below cut-off grade or being unmineralized. In addition, a robust core of higher-grade mineralization is recognized within the deposit that correlates with intense alteration and B-veining within MSP and IMP in the eastern part of the intrusive suite.

The High-Grade Core contains inner zones of strong potassic and magnetite alteration (see below), which is dominantly overprinted by pervasive chlorite-sericite alteration and local phyllic alteration. This domain is also defined by the consistent occurrence and highest concentration of M-veins and mineralized quartz veins (A- and B-veins), which generally range in volume from 1 to 5%. Local higher-grade mineralization occurs in zones of high-density quartz vein stockwork (locally >20% quartz vein volume) and quartz + magnetite + chalcopyrite cemented hydrothermal breccias.

Mineralization at Raintree West occurs as two main types: 1) early, porphyry-style gold-copper mineralization hosted by diorite porphyry stocks and consisting of quartz and magnetite stockwork veining, with vein and disseminated chalcopyrite associated with potassic alteration, and 2) later cross-cutting silver-gold-lead-zinc mineralization in quartz-carbonate veins that contain pyrite, sphalerite, galena, and chalcopyrite, with occasional banded epithermal-like textures. The early gold-copper mineralization is best developed within, and controlled by, early diorite porphyry intrusions (akin to MSP at the Whistler Deposit), whereas the later silver-gold-lead-zinc veins surround and locally overprint the porphyry mineralization and are most abundant in the host volcanic rocks in zones of strong to intense phyllic alteration vertically above and adjacent to the diorite porphyries.

The Island Mountain deposit area is host to several mineralized zones interpreted to represent a cluster of individual porphyry centres within this large intrusive complex. These include the Breccia, Cirque and Howell Zones, and other prospects defined by surface geochemistry and geophysical anomalies that require further field assessment. Exploration activity and the majority of diamond drilling by Kiska have concentrated on mineralization associated within the Breccia Zone on the southwest slope of Island Mountain. There, at least three styles of significant gold and copper mineralization are currently recognized: 1) gold-copper mineralization hosted by K-feldspar altered monzonitic intrusive breccia, 2) gold-copper mineralization hosted by intrusive and hydrothermal breccias associated with strong sodic-calcic alteration, and 3) gold-only mineralization associated with vein and disseminated pyrrhotite.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, intrusion-related gold deposit. Gold mineralization at Muddy Creek is hosted throughout the core of the monzonitic plutonic complex and is controlled by northwest-striking and steeply southwest-dipping, mm- to locally cm-wide veinlets of sulphides and quartz, manifest as rusty-weathering sub-parallel fracture sets, commonly spaced a metre or more apart. These veinlets may contain any combination of chalcopyrite, arsenopyrite, pyrite, stibnite, pyrrhotite and native gold, with minor amounts of galena, sphalerite and molybdenite. Moderate sericitic alteration is typically restricted to cm-wide selvages to these veins, whereas the bulk of the interleaving rock is relatively unaltered and unmineralized. The Muddy Creek prospect may share geological similarities with the Korbel deposit owned by Nova Minerals Limited located 12 miles north.

Exploration

We recommenced exploration work at the Whistler Project in 2023. Prior to this, we had not completed field-based exploration work at the Whistler Project since acquiring the Whistler Project in 2015.

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring to grow the in situ mineral deposits, and to advance mining, environmental and heritage studies on the Whistler Project towards delineation of a mining business case, optimizing bulk mineable near surface deposits.

We are fully permitted to undertake our planned exploration activities. On June 30, 2022, we submitted an APMA to the ADNR in order to commence exploration field work activities in 2023. On September 22, 2022, the ADNR approved the Exploration Permit and Reclamation Plan. On July 7, 2023, we received approval for amendments to the APMA, incorporating alterations to our exploration plans, in 2023 and 2024. On August 6, 2024, we received approval for amendments to the APMA, incorporating alterations to our exploration plans for 2024. The Exploration Permit allows us to conduct exploration including drilling, operate and maintain a camp including storage of fuel, and to transport people, equipment and consumables to the Whistler Project. The Company expects to file amendment applications for APMA 2278 annually, as exploration results and strategy evolve, in order to ensure exploration programs are fully authorized. Prior to expiry of AMPA 2278 on December 31, 2026, the Company plans to apply for a new Exploration Permit.

Drilling

A total of 72,480 m of diamond drilling in 261 holes are documented in the Whistler database for drilling on the Whistler Project by Cominco, Kennecott, Geoinformatics, Kiska and us from 1986 to the end of 2023. Of these drillholes 23,334 m in 53 holes have been drilled in the Whistler Deposit area, 5,190 m in 58 holes have been drilled in the Raintree area, and 15,572 m in 40 holes comprise the Island Mountain resource area. There are 29,385 m in 110 holes in areas outside the three aforementioned mineral resource areas.

In 2024, we drilled six diamond core holes for 4,006 m at the Whistler Project, including four drill holes for 2,782 m completed at the Whistler Deposit, and two drill holes for 1,224 m completed at the Raintree Deposit. Subsequently, drilling completed across the project now totals 76,486 m.

Sampling, Analysis and Data Verification

There is no available documentation about sampling and analysis by Cominco. Previous operators Kennecott, Geoinformatics, and Kiska used industry standard practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2011. These procedures are documented in detailed reports describing pertinent aspects of the exploration data collection and management.

All assay samples were assayed at either the Alaska Assay Laboratory (2004 and 2009) in Fairbanks, Alaska, or the accredited laboratory of ALS Minerals (formerly ALS-Chemex), a division of ALS Limited, a global company that provides testing, inspection and certification services, in Vancouver, British Columbia for all other years. Sample preparation was accomplished in Alaska, either at the Alaska Assay Lab or ALS-Minerals preparation lab in Anchorage, Alaska. Samples were assayed for gold by fire assay and a suite of elements including silver and copper by aqua regia or multi-acid digestion and inductively coupled plasma atomic emission spectroscopy. Operators Kennecott, Geoinformatics, and Kiska used industry standard quality control practices during exploration at Whistler. The S-K 1300 Technical Report discloses that analysis of the QA/QC data indicates the assay data is of sufficient quantity and quality for resource estimation.

Sue Bird, P.Eng., of MMTS, visited the Whistler Project site on September 14, 2022, and again on August 6, 2024. No observations contradicting previously published information were made. In the opinion of the QP, sampling preparation, analysis, and security by previous operators are consistent with industry standard practices. Review and analysis of the assay database and QA/QC data shows the assay database is of sufficient quality for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in three phases starting with the 2004/2005 preliminary testing in Salt Lake City under the general supervision of Kennecott and culminating in the two phases under Kiska conducted at G&T Laboratories in Kamloops during 2010 to 2012.

Whistler Deposit preliminary metallurgical testwork included gravity concentration or flotation to recover the copper and gold. From the metallurgical testwork results and subsequent analysis it appears that the Whistler Deposit is metallurgically amenable to a conventional flotation route to produce saleable high quality copper concentrates with gold credits, despite the low head grade, and that the levels of recovery and upgrade for both copper and gold are relatively insensitive to feed grade. We believe that there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction.

The preliminary testing indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. The results indicate that in the range of 90% of the potential gold may be recoverable by either whole ore leaching or a combination of flotation and leaching of the tailings.

Further flotation work is expected to improve both potential copper and gold recoveries to concentrate.

For both deposits further metallurgical development and assessment work is required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

As of the date hereof, no metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, we have assumed that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time.

Metal recoveries reported for the Whistler Project resource estimate include 83% for copper, 70% for gold and 65% for silver with silver grades below 10 g/t and 0% for silver grades above 10 g/t.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate detailed in the S-K 1300 Technical Report, with an effective date of September 12, 2024.

Class	Deposit	Cut-off Value (US$/t)	ROM Tonnage (ktonnes)	In situ Grades					In situ Metal			
				NSR (US$/t)	AuEqv (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEqv (koz)	Au (koz)	Cu (mlbs)	Ag (koz)
Indicated	Whistler Pit...........	10	282,205	22.84	0.68	0.41	0.16	1.89	6,201	3,724	999	17,166
	Raintree Pit..........	10	8,905	21.08	0.63	0.46	0.08	4.81	180	131	16	1,378
	Indicated Open Pit...........	varies	**291,410**	**22.79**	**0.68**	**0.41**	**0.16**	**1.98**	**6,381**	**3,855**	**1,015**	**18,544**
	Raintree UG.........	25	3,064	34.41	1.03	0.79	0.13	4.49	101	78	9	443
	Total Indicated..............	varies	**294,474**	**22.91**	**0.68**	**0.42**	**0.16**	**2.01**	**6,482**	**3,933**	**1,024**	**18,987**
Inferred	Whistler Pit...........	10	18,224	21.01	0.63	0.40	0.13	1.75	368	233	54	1,025
	Island Mountain Pit	10	124,529	18.21	0.54	0.45	0.05	1.02	2,180	1,817	139	4,084
	Raintree Pit..........	10	15,056	23.12	0.69	0.55	0.06	4.36	335	267	21	2,112
	Inferred Open Pit..............	varies	**157,809**	**19.00**	**0.57**	**0.45**	**0.06**	**1.42**	**2,883**	**2,317**	**214**	**7,221**
	Raintree UG.....................	25	40,432	32.81	0.98	0.76	0.12	3.31	1,275	994	103	4,300
	Total Inferred.....................	varies	**198,241**	**21.82**	**0.65**	**0.52**	**0.07**	**1.81**	**4,158**	**3,311**	**317**	**11,521**

Notes to Table 1:

[1] The Mineral Resource estimate for the Whistler, Island Mountain, and the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of economic extraction" using the following assumptions:

- Metal prices of US$1,850/oz Au, US$4.00/lb Cu and US$23/oz Ag;
- Payable metal of 95% payable for Au and Ag, and 96.5% payable for Cu;
- Refining costs for Au of US$8.00/oz, for Ag of US$0.60/oz and for Cu of US$0.05/lb;
- Offsite costs for Au of US$77.50/wmt, for Ag of US$3.50/wmt and for Cu of US$55.00/wmt;

- Royalty of 3% NSR;
- Pit slopes are 50 degrees;
- Mining cost of US$2.25/t for waste and mineralized material; and
- Processing, general and administrative costs of US$7.90/t.

(2) The lower portion of the Raintree West Deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a US$25.00/t cut-off.

(3) Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.

(4) The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$54.646/t) + (Cu*83%*US$3.702*2204.62 + Ag*65%*US$0.664)), and above 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$56.646g/t) + (Cu*83%*US$3.702*2204.62))

(5) The Au Equivalent equations are: below 10g/t Ag: AuEq=Au + Cu*1.771 +0.0113Ag, and above 10g/t Ag: AuEq=Au + Cu*1.771

(6) The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.

(7) The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

(8) Numbers may not add due to rounding.

Fiscal Year Ended 2024 Updates

At the start of the 2024 summer field season, we recommenced the drilling program at the Whistler Project. Our initially planned exploration programs over the 2023 and 2024 field seasons consisted of up to 10,000 m of core drilling, which is reduced from the initial target of 15,000 m drilling, in order to allow us to determine actual costs of drilling while we re-established field operations. We intend to complete the balance of the 10,000 m drilling in 2025.

Additional surface exploration includes geological mapping, soil geochemical sampling, geophysical data reprocessing, geological data processing and interpretation. In addition, supporting work includes collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Environmental baseline data collection, as well as archaeological and heritage land use studies were initiated in 2023, with additional baseline survey and archaeological surveys conducted in 2024. We have also engaged in stakeholder consultation with respect to both the present and ongoing exploration activity and the potential for future mine development of the Whistler Project.

On August 21, 2023, we announced the commencement of a confirmatory drill program (the "**Drilling Program**"). The Drilling Program is intended to advance the underlying geologic model to support an updated Mineral Resource estimate for the Whistler Project in preparation for a potential preliminary economic assessment. During the 2023 field season, four diamond core drill holes were completed for a total of 2,234 m at the Whistler Project.

On June 27, 2024, we announced the recommencement of the Drilling Program for the 2024 field season. During 2024 we completed six diamond core holes for 4,006 m, bringing the total drill production meterage for 2023 and 2024 to 6,240 m. During 2024, four drill holes for 2,782 m were completed at the Whistler Deposit, and two drill holes for 1,224 m were completed at the Raintree Deposit located approximately one km east of the Whistler Deposit.

The HQ and NQ diamond drill core from the Drilling Program were logged and sampled at the Whistler field camp facility, supervised by qualified geologists (P.Geo. designation) from our lead exploration consultant, Equity Exploration Ltd., and supervised by our QPs, Tim Smith (MSc., P.Geo.). Samples were collected from NQ/HQ diameter core by sawing the drill core in half, with one-half sent to Bureau Veritas Commodities Canada Ltd. ("**BV**") in Fairbanks, Alaska, for sample preparation, then to BV's analytical laboratory in Vancouver, Canada for assaying, and the other half of the core is retained at the site for future reference. Sample lengths downhole were generally 2.0 m, except where samples were taken to honor geological contacts.

BV is a certified commercial laboratory and is independent of us. We have implemented a quality assurance and quality control program for the sampling and analysis of drill core samples, including duplicates, mineralized standards and blank samples for each batch of core samples. The gold analyses were completed by lead collection fire assay fusion with AAS finish (FA430 method) on 30 grams test weight. Copper, silver and other base metals assays (total suite of 45 elements) were assayed by 4-acid digestion and ICP-MS analysis (MA200 method) on 0.25 grams test weight.

The following table sets out the assay intercepts reported from the Drilling Program.

Hole Number	Interval From (m)	Interval To (m)	Core Length (m)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)	AuEq (g/t)*	Lead Grade (%)	Zinc Grade (%)
WH23-03-EXT	0.41	717.00	716.59	0.68	0.15	1.40	0.93	-	-
Including	7.00	659.46	652.46	0.73	0.16	1.50	1.00	-	-
Including	131.00	307.00	176.00	1.24	0.19	1.66	1.55	-	-
And	373.50	423.00	49.50	0.92	0.10	1.82	1.10	-	-
And	441.00	457.00	16.00	1.03	0.20	1.64	1.36	-	-
And	480.00	501.00	21.00	0.80	0.35	2.11	1.37	-	-
And	523.00	539.00	16.00	0.83	0.30	1.14	1.31	-	-
And	575.00	632.00	57.00	1.07	0.17	1.18	1.36	-	-
WH23-03-EXT	698.03	717.00	18.97	0.52	0.11	1.02	0.70	-	-
WH24-01	107.00	109.00	2.00	0.45	-	8.60	0.58	0.61	3.07
WH24-01	147.00	151.00	4.00	0.28	-	7.10	0.42	0.44	1.20
WH24-01	159.00	161.00	2.00	0.64	-	4.50	0.72	0.29	1.59
WH24-01	249.00	266.00	17.00	0.33	0.07	41.97	0.45	0.33	0.75
Including	249.00	253.00	4.00	0.78	0.22	171.55	1.12	1.19	2.53
WH24-01	280.60	300.00	19.40	0.31	-	1.81	0.38	0.12	0.40
Including	284.00	286.00	2.00	1.23	-	4.70	1.32	0.37	1.27
WH24-01	311.00	372.38	61.38	0.36	0.09	4.43	0.53	0.14	0.39
Including	321.00	362.00	41.00	0.41	0.11	5.43	0.61	0.15	0.49
WH24-02	227.00	500.96	273.96	0.48	0.12	0.86	0.71	-	-
Including	291.00	444.00	153.00	0.65	0.14	0.74	0.90	-	-
Including	291.00	411.00	120.00	0.72	0.16	0.83	1.00	-	-
Including	297.00	337.00	40.00	0.82	0.25	1.13	1.28	-	-
And	357.00	377.00	20.00	0.96	0.16	0.93	1.26	-	-
WH24-03	40.00	52.74	12.74	1.30	0.35	2.37	1.96	-	-
	385.08	525.00	139.92	0.21	0.14	0.97	0.47	-	-
Including	401.00	429.00	28.00	0.41	0.24	1.74	0.85	-	-
	643.00	679.00	36.00	0.08	0.12	1.08	0.29	-	-
	731.00	767.00	36.00	0.20	0.11	1.23	0.40	-	-
	868.00	917.00	49.00	0.18	0.05	1.90	0.28	-	-
WH24-04	91.00	682.00	591.00	0.37	0.15	1.48	0.66	-	-
Including	224.00	682.00	458.00	0.46	0.16	1.66	0.75	-	-
Including	260.00	308.00	48.00	0.61	0.34	2.19	1.23	-	-
And	406.00	456.00	50.00	0.73	0.13	1.50	0.98	-	-
WH24-05	306.00	325.00	19.00	0.79	0.03	17.70	0.87	0.73	1.72
	489.00	508.50	19.50	0.33	0.02	7.76	0.41	0.51	1.20
	603.50	773.00	169.50	0.77	0.04	15.38	0.86	0.40	0.86
Including	635.00	773.00	138.00	0.89	0.05	17.57	0.99	0.44	0.95
Including	635.00	661.00	26.00	1.36	0.06	15.38	1.48	0.69	1.61
And	681.00	715.00	34.00	1.49	0.08	19.95	1.65	0.81	1.35
Including	699.00	715.00	16.00	2.90	0.14	38.59	3.16	1.47	2.38
And	755.00	773.00	18.00	1.70	0.13	66.33	1.93	0.62	1.84
Including	763.00	773.00	10.00	2.82	0.22	113.74	3.21	1.00	3.00

Notes:

WH23-03-EXT drilled down-plunge to test the deeper extents of mineralization within the Whistler Deposit eastern high-grade core, therefore the mineralized intervals reported are not representative of true width. The mineralized intercepts within WH24-01 are estimated to be approximately two-thirds of true width. WH24-02 and WH24-03 drilled oblique to dip and strike to test the vertical profile of mineralization, therefore the mineralized intervals reported are not representative of true width. WH24-04 tested obliquely across strike and to depth to test the vertical profile of mineralization, thus the mineralized intervals reported are estimated to be approximately half to two-thirds of true width. WH24-05 tested obliquely across strike and dip, thus mineralized intervals reported are estimated to be approximately two-thirds of true width.

Specifically, for drilling reported prior to the 2024 Mineral Resource estimate update (WH23-03-EXT and WH24-01): below 10g/t Ag: AuEq=Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq=Au + Cu*1.5733. For drilling reported subsequent to the 2024 Mineral Resource estimate update (WH24-02, -03, -04 & -05): below 10g/t Ag: AuEq=Au + (Cu%*1.771) + (Ag*0.0113), and above 10g/t Ag: AuEq=Au + (Cu%*1.771). AuEq calculations do not include Pb and Zn as it is unknown whether these metals can be recovered.

The following table sets out the drill locations and depths for the Drilling Program:

Hole Number	Easting Meters (UTM Zone 18)	Northing Meters (UTM Zone 18)	Elevation (masl)	Depth (m)	Azimuth (Degrees)	Dip (Degrees)	Status
WH23-01	518,782	6,871,260	886.0	467.87	140.80	-49.0	All assays received
WH23-02	518,779	6,871,253	886.0	605.64	229.20	-60.1	All assays received
WH23-03-EXT	518,776	6,871,253	886.0	874.50	189.20	-82.9	All assays received
WH23-04	520,193	6,869,142	352.0	560.83	134.80	-78.0	All assays received
WH24-01	520,494	6,871,260	497.0	445.77	14.63	-46.9	All assays received
WH24-02	518,452	6,871,362	849.0	716.30	135.43	-75.2	All assays received
WH24-03	518,746	6,871,335	859.0	961.9	309.69	-80.1	All assays received
WH24-04	518,680	6,871,248	876.0	832.20	185.85	-78.0	All assays received
WH24-05	520,495	6,871,258	497.0	777.85	184.37	-55.3	All assays received

The following map sets forth the location of the Whistler Deposit drilling with gold and copper histograms plotted (left and right respectively; see legend). Drill traces for the 2023 and 2024 drill holes are shown in bold (with prefix "WH23" and "WH24") and gold and copper assay histograms are highlighted. Drilling is overlain on a geological interpretation of the host diorite porphyry (cut at 200 m below surface) to illustrate the overall geometry of mineralized porphyry phases (pale purple) and non-mineralized LSP phases (darker purple).



We are working to delineate the geometry, extents and continuity of the MSP and IMP suites, which serves to focus drilling on opportunities to expand mineralization where the potentially mineralized porphyry phases remain under-explored. In addition, the technical team has identified the presence of a robust core of higher-grade mineralization within the Whistler Deposit that correlates with intense alteration and veining within the MSP in the eastern part of the deposit, and in 2024 we interpreted and confirmed via drilling the presence of a high grade core in the western part of the Whistler Deposit. Optimizing the geological model to improve confidence in the delineation of the MSP and IMP is a key focus of the Drilling Program as it will improve confidence in distribution and continuity of mineralization, and in particular higher-grade zones within the Whistler Deposit.

We plan to recommence the remainder of the previously announced approximate 10,000 m drilling program at the Whistler Project at the start of the 2025 summer field season.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our shares of Common Stock and Warrants are listed for trading on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively.

As of March 27, 2025, there were 12,462,174 shares of Common Stock outstanding held by approximately 20 holders of record. Certain shares of our Common Stock are held in "street" name and thus the actual number of beneficial owners of such shares is not known or included in the foregoing number.

Dividends

We have never declared or paid any dividends on our Common Stock or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors that our board of directors deems relevant.

Repurchases

We did not repurchase any of our equity securities during the fourth quarter of the fiscal year ended December 31, 2024.

Unregistered Sales of Securities

On July 19, 2023, we issued an aggregate of 5,000 shares of Common Stock to a consultant in consideration for services under a consulting agreement at a deemed issuance price of $12.96 per share.

The issuance of the shares of Common Stock as described above were not registered under the Securities Act, or the securities laws of any state, and the shares of the common stock were issued in reliance on the exemption from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

Use of Proceeds

The following table sets out a comparison of how we have utilized the net proceeds realized under our IPO in comparison to the estimated use of proceeds disclosed in our final prospectus relating to the IPO, filed with the SEC on April 20, 2023 (the "**IPO Prospectus**"). The information therein is presented as of December 31, 2024:

	Estimated Use of Proceeds		Actual Use of Proceeds	
Exploration and development activities on Whistler Project, including infill and exploration drilling, metallurgical sampling, economic studies and consultation	$	6,220,000	$	9,551,000
Permitting and Reporting		1,175,000		1,199,000
Repayment of current liabilities, including advance from GoldMining[(1)]		2,381,000		1,759,000
General and administrative expenses		3,240,000		3,640,000
Other general working capital purposes		4,284,000		1,151,000
Total	$	17,300,000	$	17,300,000

Notes:

[(1)] Before our IPO, our liquidity needs were met through funding provided by GoldMining. Upon completion of the IPO, we utilized a portion of the proceeds to repay such advances.

Actual use of proceeds for exploration and development activities on Whistler Project as of December 31, 2024, was $9,551,000, compared to $6,220,000 estimated as at April 19, 2023, in the IPO Prospectus. The proceeds used to date primarily relate to our confirmatory work program at the Whistler Project commenced in 2023. Actual use of proceeds for permitting and reporting was $1,199,000, compared to $1,175,000 estimated as of April 19, 2023, in the IPO Prospectus. Actual use of proceeds for repayment of liabilities was $1,759,000, compared to $2,381,000 estimated as of April 19, 2023, in the IPO Prospectus. The difference was primarily related to actual IPO-related expenditures being less than initially estimated. Actual use of proceeds for general and administrative expenses was $3,640,000, compared to $3,240,000 estimated as of April 19, 2023, in the IPO Prospectus. Actual use of proceeds primarily relate to general and administrative expenditures, with the increase due to expenses incurred for building corporate brand awareness after the completion of our IPO. Actual use of proceeds for general working capital was $1,151,000, compared to $4,284,000 estimated as of April 19, 2023, in the IPO Prospectus. The proceeds used to date primarily relate to the construction of camp structures and purchase of equipment. The difference primarily relates to reallocating the use of proceeds from other general working capital purposes to use at exploration and development activities at the Whistler Project.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. GoldMining Inc.

Management's Discussion and Analysis
For the year ended December 31, 2024

General

The management's discussion and analysis of the financial condition and results of operations of U.S. GoldMining Inc. for the year ended December 31, 2024 (the "**MD&A**"), is intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected our reported financial condition and results of operations, and matters that are reasonably likely, based on management's assessment, to have a material impact on future operations and results.

Unless the context otherwise requires, references to "U.S. GoldMining", "the Company", "we", "us" and "our" refer to U.S. GoldMining Inc., a Nevada corporation and references to "$" or "dollars" are to United States dollars.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2024, and related notes appearing at the end of this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. A copy of this Annual Report on Form 10-K will be available under our profiles at www.sec.gov and at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements and forward-looking information within the meaning of Canadian securities laws and the Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking statements". Forward-looking statements include statements that relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as "subject to", "believe", "anticipate", "plan", "target", "expect", "intend", "estimate", "project", "outlook", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements include, but are not limited to, statements about:

- our expectations regarding raising capital and developing the Whistler Project;
- our planned exploration activities on the Whistler Project and the goals thereof; and
- our estimates regarding future liquidity requirements and the need for additional financing in the future.

These forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

- the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected;
- current gold, silver, base metal and other commodity prices will be sustained, or will improve;
- the proposed development of the Whistler Project will be viable operationally and economically and will proceed as expected;
- any additional financing required by us will be available on reasonable terms or at all; and
- the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risk factors described in greater detail under Item 1A. Risk Factors in our Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this document. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this document represent our expectations as of the date of this Annual Report (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Business Overview

We are a United States domiciled exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 105 miles (170 km) northwest of Anchorage, in Alaska.

We were incorporated on June 30, 2015, in Alaska as "BRI Alaska Corp.". On September 8, 2022, we redomiciled to Nevada and changed our name to "U.S. GoldMining Inc.". We are a subsidiary of GoldMining Inc. ("**GoldMining**"), a company organized under the laws of Canada and listed on the Toronto Stock Exchange and NYSE American. As of the date hereof, GoldMining owns 9,878,261 shares of our common stock, par value $0.001 per share (the "**Common Stock**"), representing 79.3% of the outstanding shares of our Common Stock and warrants (the "**Warrants**") to purchase up to 122,490 additional shares of our Common Stock, exercisable at a price of $13.00 per share until April 24, 2026.

Our principal executive offices are located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2, our registered office is 3773 Howard Hughes Pkwy #500s Las Vegas, NV 89169 and our head operating office is located at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. Our website address is www.us.goldmining.com.

On April 24, 2023, we completed our initial public offering (the "**IPO**") of Units, with each Unit consisting of one share of Common Stock and one Warrant. Our shares of Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively.

Recent Developments

2023 and 2024 Field Programs

On August 21, 2023, we announced the commencement of a confirmatory 2023 Phase 1 Drilling Program at the Whistler Project (the "**2023 Whistler Program**"). Phase 1 of the confirmatory program comprised up to an initial 5,000 m of the budgeted drilling program. Three confirmatory drill holes were completed at the Whistler Deposit and one exploration drill hole at the Rainmaker target for a total of 2,234 m, which was completed by mid-November, at which time the program was paused for winter break.

On January 16, 2024, we announced initial results from the 2023 Whistler Program, which confirmed the continuity of the near-surface high-grade core at the Whistler deposit, and extended mineralization to the southwest and to depth.

On June 27, 2024, we announced the re-commencement of drilling at Whistler Project for the 2024 field season (the "**2024 Whistler Program**"). The exploration program was focused on additional confirmatory infill and step-out drilling within the Whistler and Raintree West deposits. Surface exploration activities were also completed with the objective to identify drill targets within the broader Whistler Orbit, a porphyry mineral system containing multiple intrusive centers (termed a 'porphyry cluster'), with potential to discover additional gold and copper mineralized deposits.

On September 30, 2024, we announced initial assay results from the first two diamond drill holes completed of our 2024 Whistler Program. The previous best intercept of continuous high-grade mineralization intersected in drilling at the Whistler Project during the 2023 Whistler Program, comprising 547 m at 1.06 g/t AuEq, was further deepened in the 2024 Whistler Program (drill hole number WH23-03-EXT) and the mineralized intercept was extended to 652.5 m at 1.00 g/t AuEq. We also announced confirmation and extension of porphyry style mineralization in the Raintree West deposit (WH24-01).

On October 7, 2024, we announced an updated mineral resource estimate for the Whistler Project, which included a 117% increase in resources classified as Indicated Mineral Resource.

On November 18, 2024, we announced additional diamond core drill results from the 2024 Whistler Program diamond core drilling program including confirmation of continuity of high-grade mineralization in the western portion of the Whistler deposit (WH24-02).

On February 3, 2025, we announced additional diamond core drill results from the 2024 Whistler Program diamond core drilling program, including multiple broad intercepts of high-grade mineralization expanding the western high-grade zone within the Whistler deposit (WH24-03), and additional deep drilling in the northern portion of the deposit which confirmed mineralization through the deposit and intersected geological features indicative of nearby high grade mineralization at higher levels in the northern portion of the deposit (WH24-04).

On February 10, 2025, we announced new assay results from WH24-05 which was drilled adjacent to the Raintree West deposit as part of the 2024 Whistler Program, including confirmatory diamond core drilling completed at the Whistler Project. The drilling intercepted multiple zones of high-grade gold and silver polymetallic mineralization approximately 500 m south of any prior drilling at the Raintree West deposit.

At-The-Market Equity Program

On May 15, 2024, we filed a shelf registration statement on Form S-3 with the SEC, covering the offering, issuance and sale of up to $40 million of a variety of securities including our common stock, preferred stock, warrants and/or units. Additionally, we entered into an At the Market Offering Agreement with a syndicate of agents for the ATM facility (the "**ATM Program**"). Pursuant to the ATM Program, the Company may sell up to $5.5 million shares of common stock from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share of common stock sold under the ATM Program will be payable to the agents in connection with any such sales. During the year ended December 31, 2024, we sold 55,576 shares of common stock under the ATM Program for gross proceeds of $603,235, with aggregate commissions paid to the agents and other share issuance and settlement costs of $17,513.

Change of Fiscal Year End

On February 9, 2024, our board of directors approved a change of our fiscal year end from November 30 to December 31, effective beginning with the next fiscal year, which began on January 1, 2024, and ended on December 31, 2024 (the "**Fiscal 2024**"). As a result of the change in fiscal year, there was a one-month transition period began on December 1, 2023, and ended on December 31, 2023 (the "**Transition Period**"). For the purposes of this discussion and analysis we have presented the income statement for the year ended December 31, 2023, in order to provide a comparison to the year ended December 31, 2024. The statements of operations and comprehensive loss for the year ended December 31, 2023, were derived as follows:

	Year Ended November 30 2023	Plus Month Ended December 31 (Transition period) 2023	Less Month Ended December 31 2022 (Unaudited)	Year Ended December 31 2023 (Unaudited)
Operating expenses				
Exploration expenses	$ 5,054,500	$ 67,629	$ 48,292	$ 5,073,837
General and administrative expenses	4,670,248	204,484	130,860	4,743,872
Accretion	21,051	1,440	1,684	20,807
Depreciation	30,959	8,286	-	39,245
Total operating expenses	9,776,758	281,839	180,836	9,877,761
Loss from operations	(9,776,758)	(281,839)	(180,836)	(9,877,761)
Other income (expenses)				
Interest income	426,919	50,597	-	477,516
Foreign exchange income (loss)	(1,801)	(1,755)	3,642	(7,198)
Net loss for the year/ period before tax	$ (9,351,640)	$ (232,997)	$ (177,194)	$ (9,407,443)
Current income tax expense	(4,937)	-	-	(4,937)
Net loss for the year/ period	$ (9,356,577)	$ (232,997)	$ (177,194)	$ (9,412,380)
Loss per share				
Basic and diluted	$ (0.82)	$ (0.02)	$ (0.02)	$ (0.81)
Weighted average shares outstanding				
Basic and diluted	11,480,346	12,398,709	10,135,001	11,672,606

Results of Operations

Year ended December 31, 2024, compared to year ended December 31, 2023

	Year Ended December 31		
	2024	2023 (Unaudited)	Change
Selected operating results			
Net loss for the year	$ (8,487,081)	$ (9,412,380)	$ 925,299
Loss from operations	(8,893,070)	(9,877,761)	984,691
Exploration expenses	5,802,549	5,073,837	728,712
General and administrative expenses	2,946,723	4,743,872	(1,797,149)
Depreciation	$ 125,593	$ 39,245	$ 86,348

For the year ended December 31, 2024, we recorded a net loss of $8,487,081 (or $0.68 per share), compared to $9,412,380 (or $0.81 per share) for the year ended December 31, 2023. The decrease in net loss was primarily due to the decrease of general and administrative expenses, partially offset by the increase of costs associated with our 2024 Whistler Program.

For the year ended December 31, 2024, we had exploration expenses of $5,802,549, compared to $5,073,837 for the year ended December 31, 2023. The increase was primarily related to the 2024 Whistler Program and included drilling, fees to third party vendors that provided geological and environmental work, regulatory and community stakeholder engagements and other technical services, and camp and field support costs. During the year ended December 31, 2024, exploration expenses primarily consisted of:

(i)   drilling expenses of $2,339,526, compared to $1,733,859 for the year ended December 31, 2023. The increased expenses during the year ended December 31, 2024, were primarily for the 2024 Whistler Program;

(ii) consulting fees of $1,287,697, compared to $1,486,392 for the year ended December 31, 2023. Such expenses were primarily for consulting fees paid to third parties for the planning and management of our exploration programs at the Whistler Project, including database management, geological interpretation and modelling. In addition, consulting fees to third parties to conduct environmental baseline, and regulator, community and other stakeholder engagements;

(iii) camp and field support expenses of $1,269,067, compared to $933,112 for the year ended December 31, 2023. The camp and field support expenses during the year ended December 31, 2024, were primarily for camp costs, including equipment maintenance, camp management labor and supplies for the 2024 Whistler Program, as well as work to support maintenance of the existing access road between camp and drilling sites at the Raintree and Whistler deposits, construction of new trails and drill pads, and stakeholder engagement to support the Alaska state led future access road, and;

(iv) transportation, travel and other exploration expenses of $906,259, compared to $920,474 for the year ended December 31, 2023. Such expenses were primarily for fuel consumption, aircraft charter costs to transport crews, equipment and supplies to the Whistler Project.

For the year ended December 31, 2024, general and administrative expenditures were $2,946,723, compared to $4,743,872 for the year ended December 31, 2023. During the year ended December 31, 2024, general and administrative expenditures primarily consisted of:

(i)   consulting, corporate development and investor relations expenses of $879,454, compared to $1,776,683 for the year ended December 31, 2023. Comparatively, during the year ended December 31, 2023, the expenses were higher for building initial corporate brand awareness of the new company after completion of the IPO;

(ii) professional fees of $689,400, compared to $1,626,422 for the year ended December 31, 2023. Comparatively, during the year ended December 31, 2023, the professional fees were primarily for legal, audit, accounting and tax services relating to the Company's preparation and execution of the IPO;

(iii) management fees, salaries and benefits of $382,935, compared to $317,245 for the year ended December 31, 2023;

(iv) stock-based compensation expenses of $331,896, which consisted of $9,394 related to the award of restricted shares, $308,827 related to the fair value of stock options and restricted stock units ("**RSUs**") issued by us to management, directors, consultants and employees, and $13,675 for GoldMining personnel, allocated for their time spent on our affairs, compared to $432,838 for the year ended December 31, 2023. The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by the Company;

(v)   filing, listing, dues and subscriptions expenses of $141,826, compared to $185,728 for the year ended December 31, 2023;

(vi) office administrative and insurance expenses of $474,775, compared to $369,385 for the year ended December 31, 2023; and

(vii) travel, website design and hosting expenses of $46,437, compared to $35,571 for the same period of 2023.

For the year ended December 31, 2024, depreciation expenses were $125,593, compared to $39,245 for the year ended December 31, 2023. The increase was primarily due to depreciation of camp structures, which were renovated and made available for their intended use in July 2023, and for new equipment acquired.

For the year ended December 31, 2024, our loss from operations was $8,893,070, compared to $9,877,761 for the year ended December 31, 2023. The decrease primarily resulted from the decrease in general and administrative expenses, partially offset by costs associated with the 2024 Whistler Program.

Transition Period

		One Month Ended December 31				
		2023		2022 (Unaudited)		Change
Selected operating results						
Net loss for the period	$	(232,997)	$	(177,194)	$	(55,803)
Loss from operations		(281,839)		(180,836)		(101,003)
Exploration expenses		67,629		48,292		19,337
General and administrative expenses		204,484		130,860		73,624
Depreciation	$	8,286	$	-	$	8,286

For the one month ended December 31, 2023, we recorded a net loss of $232,997 ($0.02 per share), compared to a net loss of $177,194 ($0.02 per share) for the one month ended December 31, 2022. The increase was primarily due to increased office, insurance, and investor relations expenditures after completion of the IPO and costs associated with the Whistler Project exploration program.

For the one month ended December 31, 2023, we had exploration expenses of $67,629, compared to $48,292 for the one month ended December 31, 2022. The increase was primarily related to the 2023 Whistler Program which started in 2023 and included drilling, consulting fees to vendors that provided geological and environmental work, regulatory and community stakeholder engagements and other technical services, and maintenance costs. During the one month ended December 31, 2023, exploration expenses primarily consisted of:

(i) drilling expenses of $38,907, compared to $nil for the one month ended December 31, 2022. Drilling expenses primarily related to the storage of drilling equipment during the winter break and drill core sample analysis. The 2023 Whistler Program, which was the Company's inaugural drilling program, didn't start until the summer of 2023;

(ii) consulting fees of $22,112, compared to $34,720 for the one month ended December 31, 2022;

(iii) transportation, travel and other exploration expenses of $6,027, compared to $350 for the one month ended December 31, 2022; and

(iv) camp maintenance expenses of $583, compared to $13,222 for the one month ended December 31, 2022. During the one month ended December 31, 2022, camp maintenance expenses were primarily for work to support an access road to the Whistler Project.

For the one month ended December 31, 2023, general and administrative expenditures were $204,484, compared to $130,860 for the one month ended December 31, 2022. During the one month ended December 31, 2023, general and administrative expenditures primarily consisted of:

(i) professional fees of $55,495, compared to $94,256 during the one month ended December 31, 2022. During the one month ended December 31, 2022, professional fees were primarily for legal, audit, accounting and tax services during the preparation and execution of our IPO;

(ii) stock-based compensation expenses of $19,509, which consisted of $1,760, related to the award of restricted shares, $12,134 related to the fair value of stock options issued by us to management, directors, and employees, and $5,615 for GoldMining personnel, allocated for their time spent on our affairs, compared to $10,502 during the one month ended December 31, 2022. The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by the Company;

(iii) management fees, salaries and benefits of $30,784, compared to $14,306 during the one month ended December 31, 2022; The increase was primarily due to the hiring of additional staff in connection with the increase in operations post-IPO;

(iv) consulting, corporate development and investor relations expenses of $43,026, compared to $9,249 during the one month ended December 31, 2022. The increase was mainly for building corporate brand awareness after completion of the IPO;

(v) filing, listing, dues and subscriptions expenses of $8,327, compared to $1,194 during the one month ended December 31, 2022;

(vi) office administrative and insurance expenses of $45,012, compared to $1,179 during the one month ended December 31, 2022. The increase was primarily for directors' and officers' insurance expenses during this period as a result of completion of our IPO; and

(vii) travel, website design and hosting expenses of $2,331, compared to $174 during the one month ended December 31, 2022.

For the one month ended December 31, 2023, depreciation expenses were $8,286, compared to $nil for the one month ended December 31, 2022. The increase was due to depreciation of camp structures and equipment acquired after completion of the IPO.

For the one month ended December 31, 2023, our loss from operations was $281,839, compared to $180,836 for the one month ended December 31, 2022. The increase was primarily the result of a higher level of activity after completion of the IPO.

Year ended December 31, 2024, compared to year ended November 30, 2023

	Year Ended December 31 2024	Year Ended November 30 2023	Change
Selected operating results			
Net loss for the year	$ (8,487,081)	$ (9,356,577)	$ 869,496
Loss from operations	(8,893,070)	(9,776,758)	883,688
Exploration expenses	5,802,549	5,054,500	748,049
General and administrative expenses	2,946,723	4,670,248	(1,723,525)
Depreciation	$ 125,593	$ 30,959	$ 94,634

For the year ended December 31, 2024, we recorded a net loss of $8,487,081 (or $0.68 per share), compared to $9,356,577 (or $0.82 per share) for the year ended November 30, 2023. The decrease in net loss was primarily due to the decrease of general and administrative expenses, partially offset by the increase of costs associated with our 2024 Whistler Program.

For the year ended December 31, 2024, we had exploration expenses of $5,802,549, compared to $5,054,500 for the year ended November 30, 2023. The increase was primarily related to the 2024 Whistler Program and included drilling, fees to third party vendors that provided geological and environmental work, regulatory and community stakeholder engagements and other technical services, and camp and field support costs. During the year ended December 31, 2024, exploration expenses primarily consisted of:

(i) drilling expenses of $2,339,526, compared to $1,694,952 for the year ended November 30, 2023. The increased expenses during the year ended December 31, 2024, were primarily for the 2024 Whistler Program;

(ii) consulting fees of $1,287,697, compared to $1,499,000 for the year ended November 30, 2023. Such expenses were primarily for consulting fees paid to third parties for the planning and management of our exploration programs at the Whistler Project, including database management, geological interpretation and modelling. In addition, consulting fees to third parties to conduct environmental baseline, and regulator, community and other stakeholder engagements;

(iii) camp and field support expenses of $1,269,067, compared to $945,751 for the year ended November 30, 2023. The camp and field support expenses during the year ended December 31, 2024, were primarily for camp costs, including equipment maintenance, camp management labor and supplies for the 2024 Whistler Program, as well as work to support maintenance of the existing access road between camp and drilling sites at the Raintree and Whistler deposits, construction of new trails and drill pads, and stakeholder engagement to support the Alaska state led future access road, and;

(iv) transportation, travel and other exploration expenses of $906,259, compared to $914,797 for the year ended November 30, 2023. Such expenses were primarily for fuel consumption, aircraft charter costs to transport crews, equipment and supplies to the Whistler Project.

For the year ended December 31, 2024, general and administrative expenditures were $2,946,723, compared to $4,670,248 for the year ended November 30, 2023. During the year ended December 31, 2024, general and administrative expenditures primarily consisted of:

(i) consulting, corporate development and investor relations expenses of $879,454, compared to $1,742,904 for the year ended November 30, 2023. Comparatively, during the year ended November 30, 2023, the expenses were higher for building initial corporate brand awareness of the new company after completion of the IPO;

(ii) professional fees of $689,400, compared to $1,665,183 for the year ended November 30, 2023. Comparatively, during the year ended November 30, 2023, the professional fees were primarily for legal, audit, accounting and tax services relating to the Company's preparation and execution of the IPO;

(iii) management fees, salaries and benefits of $382,935, compared to $300,767 for the year ended November 30, 2023;

(iv) stock-based compensation expenses of $331,896, which consisted of $9,394 related to the award of restricted shares, $308,827 related to the fair value of stock options and RSUs issued by us to management, directors, consultants and employees, and $13,675 for GoldMining personnel, allocated for their time spent on our affairs, compared to $423,831 for the year ended November 30, 2023. The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by the Company;

(v) filing, listing, dues and subscriptions expenses of $141,826, compared to $178,595 for the year ended November 30, 2023;

(vi) office administrative and insurance expenses of $474,775, compared to $325,551 for the year ended November 30, 2023; and

(vii) travel, website design and hosting expenses of $46,437, compared to $33,417 for the year ended November 30, 2023.

For the year ended December 31, 2024, depreciation expenses were $125,593, compared to $30,959 for the year ended November 30, 2023. The increase was primarily due to depreciation of camp structures, which were renovated and made available for their intended use in July 2023, and for new equipment acquired.

For the year ended December 31, 2024, our loss from operations was $8,893,070, compared to $9,776,758 for the year ended November 30, 2023. The decrease primarily resulted from the decrease in general and administrative expenses, partially offset by costs associated with the 2024 Whistler Program.

Liquidity and Capital Resources

	As at December 31, 2024		As at December 31, 2023		As at November 30, 2023
Cash and cash equivalents	$	3,880,747	$ 11,203,893	$	11,401,338
Working capital[1]		3,697,987	11,293,443		11,493,428
Total assets		5,149,151	12,776,013		13,023,753
Total current liabilities		420,241	475,378		513,075
Accounts payable		185,251	118,610		197,978
Accrued liabilities		28,983	149,812		112,048
Total non-current liabilities		283,775	300,139		297,967
Stockholders' equity	$	4,445,135	$ 12,000,496	$	12,212,711

[1] Working capital is the difference between the total current assets and total current liabilities.

Prior to the completion of our IPO, capital resources consisted primarily of cash advanced and/or contributed from GoldMining. On April 24, 2023, we completed our IPO and issued 2,000,000 Units at a price of $10.00 per Unit for net proceeds in an aggregate amount of approximately $19.1 million after deducting underwriting fees and offering costs. In May 2023 we repaid GoldMining $1,680,925, for amounts previously advanced to us by GoldMining.

As of December 31, 2024, we had cash and cash equivalents of $3,880,747 (December 31, 2023: $11,203,893; November 30, 2023: $11,401,338) and restricted cash of $86,261 (December 31, 2023: $87,756; November 30, 2023: $86,870). The decrease in cash was primarily a result of exploration expenditures associated with our 2024 exploration program at the Whistler Project. We had other receivables of $7,419 (December 31, 2023: $152,716; November 30, 2023: $115,113). We had inventories of $34,858 ($27,249 as of December 31, 2023, and November 30, 2023), which included fuels held at the Whistler Project camp site. We had prepaid expenses of $108,943 as of December 31, 2024 (December 31, 2023: $297,207; November 30, 2023: $375,933). The decrease in prepaid expenses was primarily as a result of the decrease of prepaid insurance and corporate development expenses.

As of December 31, 2024, we had current liabilities of $420,241 compared to $475,378 as of December 31, 2023, and $513,075 as of November 30, 2023. Current liabilities as of December 31, 2024, consisted of: (i) accounts payable of $185,251, compared to $118,610 as of December 31, 2023, and $197,978 as of November 30, 2023; (ii) accrued liabilities of $28,983, compared to $149,812 as of December 31, 2023, and $112,048 as of November 30, 2023; the decrease of accounts payable and accrued liabilities was a result of the timing of payment due to the completion the 2024 Whistler Program in September 2024, compared to the completion of 2023 Whistler Program in November 2023; (iii) current portion of lease liabilities of $25,144, compared to $21,057 as of December 31, 2023, and $17,268 as of November 30, 2023; and (iv) other payables of $180,863, which consisted of withholding tax payables and income tax payables, compared to $185,899 as of December 31, 2023, and $185,781 as of November 30, 2023.

We have not generated any revenue from operations and the only sources of financing to date have been through advances from GoldMining, the IPO and our ATM program. Our ability to meet our obligations and finance exploration activities depends on our ability to generate cash flow through the issuance of shares of Common Stock pursuant to private placements, public offerings, including under the ATM Program, and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for our shares of Common Stock, restricting access to some institutional investors. Our growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

As of December 31, 2024, we did not have any off-balance sheet arrangements.

Summary of Cash Flows

Year ended December 31, 2024, compared to years ended December 31, 2023, and November 30, 2023

The Condensed Consolidated Statement of Cash Flows for the year ended December 31, 2024, is presented below for reference in comparison to the years ended December 31, 2023, and November 30, 2023:

	Years Ended		
	December 31, 2024	December 31, 2023(Unaudited)	November 30, 2023
Net cash used in operating activities	$ (7,752,629)	$ (9,188,731)	$ (9,428,815)
Net cash used in investing activities	(171,836)	(979,523)	(979,523)
Net cash provided by financing activities	599,824	21,304,932	21,842,038
Net change in cash, cash equivalents and restricted cash	(7,324,641)	11,136,678	11,433,700
Cash, cash equivalents and restricted cash, beginning of year	11,291,649	154,971	54,508
Cash, cash equivalents and restricted cash, end of year	$ 3,967,008	$ 11,291,649	$ 11,488,208

Operating Activities

Net cash used in operating activities during the year ended December 31, 2024, was $7,752,629, compared to $9,188,731 during the year ended December 31, 2023 ($9,428,815 during the year ended November 30, 2023). An increase in prepaid expenses providing cash of $188,264 in the year ended December 31, 2024, compared to a decrease in prepaid expenses used cash of $243,966 in the year ended December 31, 2023 ($307,963 in the year ended November 30, 2023). The increase in cash flows from prepaid expenses during the year ended December 31, 2024, was primary the result of lower prepaid corporate development expenses. An increase in other receivables providing cash of $145,297 in the year ended December 31, 2024, compared to a decrease in other receivables used cash of $84,716 in the year ended December 31, 2023 ($47,113 in the year ended November 30, 2023). A decrease in accrued liabilities used cash of $120,829 in the year ended December 31, 2024, compared to an increase in accrued liabilities providing cash of $128,590 in the year ended December 31, 2023 ($85,126 in the year ended November 30, 2023). An increase in accounts payable providing cash of $66,641 in the year ended December 31, 2024, compared to a decrease in accounts payables used cash of $65,580 in the year ended December 31, 2023 ($268,149 in the year ended November 30, 2023).

Significant operating expenditures during the years ended December 31, 2024, December 31, 2023, and the year ended November 30, 2023, included general and administrative expenses and exploration expenditures.

<u>Investing Activities</u>

Net cash used in investing activities during the year ended December 31, 2024, was $171,836, which related to the purchase of equipment, compared to $979,523 during each of the years ended December 31, 2023, and November 30, 2023, each of which comprised of $866,140 related to the construction of camp structures, and $113,383 related to the purchase of equipment.

<u>Financing Activities</u>

For the year ended December 31, 2024, net cash provided by financing activities was $599,824, which was primarily comprised of the net proceeds of $585,722 from the ATM Program, proceeds received from warrant exercises of $3,900, and $10,202 allocated personnel costs from GoldMining, compared to $21,304,932 during the year ended December 31, 2023 ($21,842,038 during the year ended November 30, 2023). The net cash provided by financing activities during the year ended December 31, 2023, primarily comprised of net proceeds of $19,056,223 from the IPO, proceeds from warrant exercises of $3,363,204, withholding taxes received on return of capital of $53,935, allocated personnel costs from GoldMining of $41,690, and advances from GoldMining of $470,805, partially offset by $1,680,925 for repayment of advances from GoldMining. The net cash provided by financing activities during the year ended November 30, 2023, primarily comprised of net proceeds of $19,056,223 from the IPO, proceeds from warrant exercises of $3,363,204, withholding taxes received on return of capital of $53,935, allocated personnel costs from GoldMining of $46,459, and advances from GoldMining of $1,003,142, partially offset by $1,680,925 for repayment of advances from GoldMining.

Commitments Required to Keep Whistler Project in Good Standing

We are required to make annual land payments to the Department of Natural Resources of Alaska in the amount of $230,605 in 2025 and thereafter, to keep the Whistler Project in good standing. Additionally, we have an annual labor requirement of $135,200 for 2025 and thereafter, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead. We have excess labor carry forwards of $61,674 expiring in 2026, $1,736,956 expiring in 2027, and $4,572,319 expiring in 2028, of which up to $135,200 can be applied each year to meet our annual labor requirements. The Whistler Project is in good standing as of the date of this Annual Report.

Future Commitments

On November 27, 2020, GoldMining agreed to cause us to issue a 1.0% net smelter return ("**NSR**") royalty on its Whistler Project to Gold Royalty U.S. Corp. (a subsidiary of Gold Royalty Corp.). We also assigned certain buyback rights relating to an existing third party royalty on the Whistler Project such that Gold Royalty U.S. Corp. has a right to acquire a 0.75% NSR (including an area of interest) on the Whistler Project for $5,000,000 pursuant to such buyback rights. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).

In August 2015 we acquired rights to the Whistler Project and associated equipment pursuant to an asset purchase agreement by and among the Company, GoldMining, Kiska Metals Corporation ("**Kiska**") and Geoinformatics Alaska Exploration Inc ("**Geoinformatics**"). Pursuant to such agreement, we acquired rights and assumed obligations under two related underlying agreements. The first underlying agreement is a Royalty Purchase Agreement between Kiska, Geoinformatics and MF2 LLC. ("**MF2**"), dated December 16, 2014. This agreement grants MF2 a 2.75 percent NSR royalty over the Whistler Project area. The MF2 royalty was subsequently assigned to Osisko Mining (USA) Inc. The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr. Kent Turner (whose rights and obligations thereunder were assumed by the Company) dated October 1, 1999. This agreement concerns a 2.0 percent net profit interest to Teck Resources, recently purchased by Sandstorm Gold, in connection with an area of interest specified by standard township sub-division.

Transactions with Related Parties

During the periods presented, we shared personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining were allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost. During the year ended December 31, 2024, the allocated costs from GoldMining to the Company were $23,877 ($6,888 and $100,807 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively). Out of the allocated costs, $13,675 for the year ended December 31, 2024, were noncash stock-based compensation costs ($5,615 and $54,348 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively). The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by us.

For the year ended December 31, 2024, the amounts advanced to the Company or paid on its behalf by GoldMining were $nil ($nil and $1,003,142 for the one month ended December 31, 2023, and year ended November 30, 2023, respectively). In May 2023 the Company repaid GoldMining $1,680,925, for amounts previously advanced to the Company. The amount paid represented the full amount of the outstanding loan from GoldMining at the time.

During the year ended December 31, 2024, stock-based compensation costs included $5,861 ($1,127 and $31,127 during the one month ended December 31, 2023, and the year ended November 30, 2023, respectively), in amounts incurred for a co-chairman and director of GoldMining for performance based restricted shares granted in September 2022.

During the year ended December 31, 2024, the Company incurred $142,140, and during the one month ended December 31, 2023 and the year ended November 30, 2023, $33,125 and $233,978, respectively, in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc. ("**Blender**"), a company whose principal is an immediate family member of a co-chairman and director of GoldMining. Blender is a design and marketing agency that provides services to numerous publicly traded companies.

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2024, Transition Period and the year ended November 30, 2023, we did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Our Audit Committee is charged with reviewing and approving all related party transactions and reviewing and making recommendations to our board of directors, or approving any contracts or other transactions with any of our current or former executive officers. The Charter of the Audit Committee sets forth our written policy for the review of related party transactions.

Outstanding Securities

As of the date hereof, we have 12,462,174 shares of Common Stock outstanding. In addition, we have outstanding stock options issued under our long-term incentive plan to purchase 303,550 shares of Common Stock at an exercise price of $10 per share, 11,287 outstanding RSUs and outstanding Warrants to purchase 1,740,992 shares of Common Stock at an exercise price of $13 per share. The exercise of stock options and Warrants is at the discretion of their respective holders and, accordingly, there is no assurance that any of the stock options or warrants will be exercised in the future.

Critical Accounting Estimates and Judgments

The preparation of these financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the year. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is as follows:

Asset retirement obligation

An asset retirement obligation represents the present value of estimated future costs for the rehabilitation of our mineral property. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Allocation of expenses from GoldMining

For the year ended December 31, 2024, Transition Period, and year ended November 30, 2023, certain general administrative expenses, including employment related expenditures for services and support functions provided by GoldMining, were allocated on a pro-rata basis considered by GoldMining to be a reasonable reflection of the utilization of services provided to us.

Restricted Shares and RSUs

The fair values of restricted shares and RSUs are measured at the grant date and recognized over the period during which the restricted shares and RSUs vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the shares of Common Stock on the grant date, adjusted for minority stockholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares and RSUs expected to vest differs from previous estimates.

Stock Options

We grant stock options to certain of our directors, officers, employees and consultants. We use the Black-Scholes option-pricing model to determine the grant date fair value of stock options. The fair value of stock options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling our activities, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model uses as inputs the fair value of our shares of Common Stock and assumptions we make for the volatility of our shares of Common Stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. We have historically been a private company and continue to lack sufficient company-specific historical and implied volatility information. Therefore, we estimate our expected share volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded share price.

Recently Issued Accounting Pronouncements

In November 2023 the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, the amendments "improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses". In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The adoption of ASU 2023-07 in the current year did not have a material effect on our financial statements.

In December 2023 the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU expands public entities' income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management is currently evaluating the impact of this guidance on our financial statements.

JOBS Act

In April 2012 the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We continue the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Financial Statements

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and, as of December 31, 2024, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate over time.

Our management, including our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in the "2013 Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on its assessment and the above referenced criteria, our management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our registered public accounting firm on internal control over financial reporting because we do not qualify as an accelerated or a large accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our last completed fiscal quarter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our directors and executive officers and their respective ages as of March 27, 2025, are as follows:

Name	Age	Position	Principal occupation or employment and directorships held for the past five years
Alastair Still	53	Director and Chairman	Director and Chairman of the Company, from September 2022 to present. Chief Executive Officer of GoldMining, since April 2021. Director of Technical Services of Gold Royalty Corp. since October 2020. Special Advisor to Kalo Gold Corp. since September 2020. Chief Development Officer and Executive Vice President of GoldMining, from 2020 to 2021. Director, Corporate Development, Newmont Corporation (formerly Goldcorp Inc.), from 2015 to 2020.
Garnet Dawson	67	Director	Retired professional geologist and senior executive. Former President of the Company, from 2015 to 2022. Chief Executive Officer of GoldMining from December 2014 to April 2021. Director of GoldMining, from 2018 to January 2025. Director of Gold Royalty Corp., from 2020 to February 2022. Director of Freegold Ventures Limited, from 2011 to present.
Ross Sherlock	61	Director	Retired professional geologist.
Lisa Wade	52	Director	Retired professional environmental engineer. Director of Liberty Gold Corp. since January 2023. Director of Gold Standard Ventures Corp. from June 2021 to August 2022.
Laura Schmidt	59	Director	GM Supply Chain in Shell's Integrated Gas and Upstream Directorate since 2021 and has worked for Shell since 1990 in a variety of senior leadership roles across the globe.
Aleksandra Bukacheva	43	Director	Chief Investment Officer for Heward Investment Management (Barbados) Inc. since January 2024. Executive Vice President, Corporate Development of Element 29 Resources Inc. from September 2018 until November 2020. Co-founder and Director of Gippsland Prospecting Pty. Ltd. from July 2018 to October 2020. Director of Probe Metals Inc. since June 2022. Director of Montage Gold Corp. from September 2021 to June 2024. Director of Battle North Gold Corporation from April 2018 to May 2021. Director of Gippsland Prospecting Pty. Ltd. from July 2018 to October 2020.
Tim Smith	54	Chief Executive Officer and President	Chief Executive Officer and President of the Company since September 12, 2022. Vice President Exploration for GoldMining since April 2022. Regional Director Generative Exploration, North America for Newmont Corporation from June 2019 to March 2022.
Tyler Wong	40	Chief Financial Officer, Secretary and Treasurer	Chief Financial Officer of the Company since December 2024. Interim Chief Financial Officer, Secretary and Treasurer of the Company from April 2023 to December 2024. Director of Finance for GoldMining since May 2024. Corporate Controller for GoldMining from June 2019 to May 2024. Corporate Controller for Gold Royalty Corp. from June 2020 to June 2021. Corporate Controller for Uranium Royalty Corp. from June 2019 to October 2020.

Biographies

The following is a brief description of the business experience of each executive officer and director. The following describes the business experience of each of our non-director executive officers as of the date hereof:

Tim Smith, Chief Executive Officer and President

Mr. Smith was appointed as our Chief Executive Officer and President on September 12, 2022. Mr. Smith is also currently the Vice President, Exploration of GoldMining, having held such position since April 7, 2022. Mr. Smith is a professional geologist with 30 years mineral industry experience, at locations throughout Australia and Canada, principally in gold exploration with an expertise in gold mineral systems, and specializing in orogenic lode gold systems, area selection, project generation, exploration strategy, project rate & rank, drill delineation and project advancement through to feasibility study, and gold mine production. Prior to joining us, Mr. Smith was Regional Director Generative Exploration, North America for Newmont Corporation from June 2019 to March 2022, Exploration Director, Goldcorp Inc., from August 2016 to June 2019, and Vice President Exploration, Kaminak Gold Corp. from January 2010 to July 2016.

Tyler Wong, Chief Financial Officer, Secretary and Treasurer

Mr. Wong was appointed as our Interim Chief Financial Officer, Secretary and Treasurer on April 11, 2023. Subsequently, he was appointed as the Chief Financial Officer on December 20, 2024. From May 2024 to present, Mr. Wong has served as Director of Finance of GoldMining Inc. and from June 2019 through May 2024, Mr. Wong served as Corporate Controller of GoldMining and from June 2020 through June 2021, he served as Corporate Controller of Gold Royalty Corp. From June 2019 through October 2020, Mr. Wong served as Corporate Controller of Uranium Royalty Corp., and from June 2017 through June 2019 he served as Corporate Controller of King & Bay West Management Corp. From October 2014 through June 2017, Mr. Wong served as a Senior Accountant with Deloitte in Vancouver, where he assisted with auditing work and obtained internal accreditation for US GAAP and US GAAS. Mr. Wong is a Chartered Accountant with experience dealing in complex accounting issues in several industries including mining, oil and gas, lumber, technology, gaming and manufacturing. Mr. Wong holds a Bachelor of Commerce degree from the University of British Columbia.

Alastair Still, Director and Chairman

Mr. Still was appointed as a director on September 12, 2022, and has served as the Chairman of the board of directors since September 12, 2022. Mr. Still is an experienced mining industry professional with 30 years of experience including working for major operating gold mining companies in leadership roles at various mine operations, in project development and corporate development. Mr. Still currently serves as Chief Executive Officer of GoldMining and Director of Technical Services for Gold Royalty Corp., having held such positions since April 1, 2021, and October 1, 2020, respectively. Mr. Still also served as Executive Vice President and Chief Development Officer of GoldMining from 2020 through 2021, and Director, Corporate Development for Newmont Corporation (formerly Goldcorp Inc.) from 2015 to 2020. Prior to 2015, Mr. Still worked for major gold mining companies, including Placer Dome Inc., Kinross Gold Corporation and Goldcorp Inc. He has worked within Canada and internationally in a variety of leadership roles including as a Chief Geologist and as Project Director leading the acquisition, permitting and construction of the Cerro Negro gold mine in Argentina. Mr. Still graduated with a Bachelor of Science (First Class, Honours) from the University of New Brunswick and a Master of Science (Structural Geology) from Queen's University. Mr. Still serves on the Technical Advisory Committee of Geoscience BC and is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario.

Garnet Dawson, Director

Mr. Dawson was appointed as a director on September 12, 2022, and serves as the Chairperson of our Compensation Committee. Mr. Dawson served as our President from 2015 through September 12, 2022. Mr. Dawson has neither served nor been appointed to any other roles for the Company since September 12, 2022. Mr. Dawson has served as a member of the board of directors of Freegold Ventures Limited, a company listed on the Toronto Stock Exchange, since 2011. Mr. Dawson has also served as a member of the board of directors of Spanish Mountain Gold Ltd. since October 2022. He was a member of the board of directors of GoldMining, a public company listed on the NYSE American and Toronto Stock Exchange from 2018 to January 2025 and he was Chief Executive Officer of GoldMining from 2014 to April 2021. Mr. Dawson is a geologist with 40 years of experience in the exploration and mining business working with senior and junior mining companies in the Americas, Europe, Africa and China. He has held executive roles with several Canadian mining companies including Chief Executive Officer of GoldMining, Vice President, Exploration of Brazilian Gold Corporation and Vice President, Exploration of EuroZinc Mining Corporation. Prior to joining EuroZinc, he consulted internationally and held a number of positions with Battle Mountain Canada Inc., British Columbia Geological Survey and Esso Minerals Canada Ltd. Mr. Dawson is a registered Professional Geologist with Engineers & Geoscientists British Columbia and holds a Bachelor of Science degree in Geology from the University of Manitoba and a Master of Science degree in Economic Geology from the University of British Columbia.

Ross Sherlock, Director

Ross Sherlock was appointed as a director on September 12, 2022, and serves as a member of our Audit Committee and our Compensation Committee. Dr. Sherlock was appointed as a director of Gold Candle Ltd., a private exploration company in Abitibi, in December 2020. He also serves as a member of the technical advisory board for Greenheart Gold Inc. Dr. Sherlock is a professional geologist with over 35 years of experience in the mining industry and academic research. Dr. Sherlock has served as a Full Professor and Research Chair in Exploration Targeting at the Harquail School of Earth Sciences, Laurentian University, Sudbury, since 2017. At Laureation, Dr. Sherlock is the Director of the Mineral Exploration Research Center and the Metal Earth project. Prior to this, he has held senior positions with major mining companies including Vice President, Geoscience at Kinross Gold Corp. from 2015 to 2016, Exploration Manager, North America at Gold Fields from 2008 to 2015. Prior to this, he was a Research Geoscientist at the Geological Survey of Canada and Senior Geologist at SRK Consulting Engineers. Dr. Sherlock completed a Post-Doctoral Fellowship at the University of British Columbia's Mineral Deposits Research Unit, PhD at the University of Waterloo, MSc at Lakehead University, and BSc (Honors) at McMaster University, Canada. He is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario.

Lisa Wade, Director

Ms. Wade was appointed as a director on September 12, 2022, and serves as a member of our Nominating and Corporate Governance Committee and the Chairperson of our Sustainability Committee. Ms. Wade was appointed as a director of Liberty Gold Corp. on January 25, 2023, a public company listed on Toronto Stock Exchange. Ms. Wade served as a member of the board of directors of Gold Standard Ventures Corp., a public company listed on the NYSE American and Toronto Stock Exchange, prior to its acquisition by Orla Mining Ltd. From June 2021 to August 2022. Ms. Wade is an environmental engineer with over 28 years of experience in the mining industry, specializing in environmental management, reclamation, and corporate sustainability. From 2005 to 2019, she held progressively senior roles at Goldcorp Inc., ultimately serving as Vice President, Environmental, Reclamation, and Closure, where she led global environmental strategies and closure planning initiatives. Ms. Wade has held leadership roles in environmental engineering, community relations, permitting, and executive management with multiple mining companies. She holds a Bachelor of Science and a Master of Science in Environmental Engineering from Montana Tech in Butte, Montana.

Laura Schmidt, Director

Ms. Schmidt was appointed as a director on September 12, 2022, and serves as a member of our Audit Committee, our Sustainability Committee and the Chairperson of our Nominating and Corporate Governance Committee. Ms. Schmidt is a global executive with over 30 years of worldwide experience in the oil/gas/new energy industry in Shell. She currently works in Supply Chain in Shell's Integrated Gas and Upstream Directorate and has worked for Shell since 1990 in a variety of senior leadership roles across the globe. Ms. Schmidt has held numerous senior positions including V.P. Shell Alaska, V.P. Safety & Environment for Shell's Integrated Gas & New Energies Directorate, V.P. Audit for Shell's Upstream and Projects & Technology Directorates, as well as engineering and operations positions. Ms. Schmidt holds a Bachelor of Science (cum laude) in Mechanical Engineering from Virginia Tech, a Master of Science in Environmental Engineering, and a Doctor of Jurisprudence (magna cum laude) from the University of Houston. She is a licensed Professional Engineer, licensed US Patent Attorney, and a licensed attorney in Colorado and Texas. She is a Member of the Chartered Institute of Procurement and Supply. Ms. Schmidt attended Harvard Business School's ("**HBS**") Women on Boards Program and obtained HBS' Corporate Director Certificate. Ms. Schmidt also attended INSEAD's International Directors Program and obtained a Certificate in Corporate Governance, as well as Stanford's Directors College.

Aleksandra Bukacheva, Director

Ms. Bukacheva was appointed as a director on September 12, 2022, and serves as a member of our Compensation Committee and Nominating and Corporate Governance Committee, and the Chairperson of our Audit Committee. Ms. Bukacheva is an investment, capital markets and finance professional with significant experience in the metals and mining industry. Ms. Bukacheva is currently a member of the board of directors of Probe Metals Inc., where she has served since June 7, 2021. Ms. Bukacheva was an independent director of Montage Gold Corp. from September 7, 2021, to June 6, 2024, and she was an independent director at Battle North Gold Corporation from 2018 until May 2021 prior to its acquisition by Evolution Mining Limited. Ms. Bukacheva serves as a Chief Investment Officer at Heward Investment Management (Barbados) Inc. and is a Managing Director of ABUK Consulting Corp., a resource investment and advisory company. Ms. Bukacheva previously held executive roles with various companies focused on mineral resource exploration and development from 2018 till 2020. From 2010 to 2016, Ms. Bukacheva was the Equity Research Analyst focused on precious and base metals at various banks and brokers, including BMO Capital Markets. Ms. Bukacheva received her Master of Science (MSc.) at the London School of Economics and Political Science. She also achieved a Certificate in Mining Studies at the University of British Columbia and holds a Chartered Financial Analyst designation.

Term of Office

Directors serve until the next annual meeting of our stockholders and until their successors are elected and qualified. Officers are appointed to serve at the discretion of our board of directors.

The board of directors held four meetings during the year ended December 31, 2024.   During 2024, each director attended at least seventy-five percent (75%) of the total number of meetings held by the Board and Board committees of which such director was a member. All directors attended the annual meeting of stockholders held on May 22, 2024.

Audit Committee

Our Audit Committee of the board of directors (the "**Audit Committee**") is comprised of Aleksandra Bukacheva, Laura Schmidt and Ross Sherlock, each of whom is independent pursuant to the rules of the Nasdaq Capital Market and under Rule 10A-3 of the Exchange Act. Aleksandra Bukacheva is an "audit committee" financial expert as defined by the rules and regulations of the SEC. Aleksandra Bukacheva serves as the Chairperson of the Audit Committee. The Audit Committee's duties are specified in our Audit Committee charter, and include, but are not limited to:

- appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

- reviewing with the independent auditors any audit problems or difficulties and management's response;

- discussing the annual audited financial statements with management and the independent auditors;

- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- reviewing and approving all proposed related party transactions;

- annually reviewing and reassessing the adequacy of our Audit Committee charter;

- meeting separately and periodically with management and the independent auditors; and

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Audit Committee Independence

Our board of directors has determined that each member of our Audit Committee meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the Nasdaq Capital Market and Canadian National Instrument 52-110 – Audit Committees ("**NI 52-110**") and under Rule 10A-3 of the Exchange Act. The Audit Committee will at all times be composed exclusively of "independent directors", as defined for audit committee members under the rules of the Nasdaq Capital Market and the rules and regulations of the SEC, who are "financially sophisticated". "Financially sophisticated" generally means having past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's being able to read, understand, and prepare fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. In addition, our board of directors will have to determine that each of the members of our Audit Committee is financially literate, including within the meaning of NI 52-110. Ms. Bukacheva has been identified as an audit committee financial expert as defined by the rules and regulations of the SEC.

The Audit Committee held four meetings during the year ended December 31, 2024.

Nominating and Corporate Governance Committee Information

Our nominating and corporate governance committee of the board of directors is comprised of Laura Schmidt, Lisa Wade and Aleksandra Bukacheva, each of whom is independent pursuant to the rules of the Nasdaq Capital Market. Laura Schmidt is the Chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee's duties are specified in our nominating and corporate governance committee charter, and include, but are not limited to:

- recommending nominees to the board for election by the stockholders, or for appointment to fill any vacancy on the board;

- reviewing annually with the board of directors the current structure and composition of the board committees with regards to characteristics such as independence, knowledge, skills, experience and diversity to ensure compliance with applicable criteria of the rules and regulations of the SEC and the Nasdaq Capital Market;

- making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

- advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Our board of directors and nominating and corporate governance committee will review our strategies to determine the composition of the board of directors and the appropriate candidates to be nominated for election as directors at annual general meetings. This review will take into account the desirability of maintaining a balance of skills, experience and background.

In identifying new candidates for our board of directors, the nominating and corporate governance committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It will be the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our Chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

The Nominating and Corporate Governance Committee held two meetings during the year ended December 31, 2024.

Insider Trading Policies

All of our executives, other employees and directors are subject to our insider trading restriction contained in our code of business conduct and ethics (the "**Code of Conduct**"), which prohibits trading in our securities while in possession of material undisclosed information about us. Under this policy, such individuals are also prohibited from entering into hedging transactions involving our securities, such as short sales, puts and calls. Furthermore, we permit executives, including our "named executive officers", to trade in our securities, only during prescribed trading windows.

We have adopted an Insider Trading Policy, as amended, to promote compliance with applicable insider trading laws, rules and regulations and the Nasdaq Capital Market listing standards. The objective of our Insider Trading Policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. Our Insider Trading Policy applies to our directors, officers, employees, consultants, contractors and any other party retained by in any capacity with respect to transactions and proposed transactions in our securities and is administered by a Policy Administrator. Our Chief Financial Officer currently acts as the Policy Administrator for our Insider Trading Policy. All employees are required to certify their understanding of our Insider Trading Policy as a condition of employment. The foregoing description of the Insider Trading Policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 19.1 to this Annual Report and the terms of which are incorporated by reference herein.

Code of Business Conduct and Ethics

We have the Code of Conduct, which applies to all of our employees, officers, and directors. This includes our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct is posted on our website at www.us.goldmining.com and is attached as Exhibit 14.1 to this Annual Report. We intend to disclose on our website any future amendments of the Code of Conduct or waivers that exempt any executive officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Conduct. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. Its objective is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others' trust in us at all times.

Our Audit Committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

Oversight of Executive Compensation Program

Our board of directors has established a Compensation Committee (the "**Compensation Committee**") that operates under a written Charter approved by the board of directors. Our Compensation Committee of the board of directors is comprised of Garnet Dawson, Ross Sherlock and Aleksandra Bukacheva, and each of Dr. Sherlock and Ms. Bukacheva are independent pursuant to the rules of the Nasdaq Capital Market. Mr. Dawson serves as the Chairperson of the Compensation Committee. The independence of the Compensation Committee members is re-assessed regularly by our board of directors.

The Compensation Committee is responsible for establishing and administering our executive and director compensation.

The responsibilities of the Compensation Committee, as stated in its Charter, include the following:

- review and approve our compensation guidelines and structure;
- review and approve on an annual basis the corporate goals and objectives with respect to compensation for the Chief Executive Officer;
- review and approve on an annual basis the evaluation process and compensation structure for our other officers, including base compensation, bonus, incentive and equity compensation; and
- periodically review and make recommendations to the board of directors regarding the compensation of non-management directors.

The Compensation Committee is responsible for developing the executive compensation philosophy and reviewing and recommending to the board of directors for approval all compensation policies and compensation programs for the executive team.

The Compensation Committee held two meetings during the year ended December 31, 2024.

Compensation Elements

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incentivize such executives to drive the annual and long-term business goals of the organization to enhance our sustainable growth in a manner which is fair and reasonable to our stockholders.

The following key principles guide our overall compensation philosophy:

- compensation is designed to align executives to the critical business issues facing us;
- compensation is fair and reasonable to our stockholders and is set with reference to the local market;
- the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;
- an appropriate portion of total compensation is equity-based, aligning the interests of executives with our stockholders; and
- compensation is transparent to the board of directors, executives and our stockholders.

As we recently completed our IPO, we do not currently assess our compensation through benchmarks or peer groups.

When reviewing the compensation of executive officers, our Compensation Committee considers the following objectives:

- to engage individuals critical to our growth and success;
- to reward performance of individuals by recognizing their contributions to our growth and achievements; and
- to compensate individuals based on performance.

Our executive compensation program consists of Salaries; Bonuses; and Long-Term Equity Incentives.

Salaries: For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented, qualified and effective personnel which, when coupled with performance-based compensation, provides for a direct correlation between individual accomplishment and our success as a whole. Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation.

Bonuses: Annual bonuses are a variable component of total cash compensation, designed to reward executives for individual achievements, maximizing annual operating performance, including in relation to our acquisition and growth initiatives. Annual bonuses (if any) are discretionary and are to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

Long-term Equity Incentives: Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period.

2023 Incentive Plan

The 2023 Incentive Plan was approved by our board of directors and adopted by us on February 6, 2023 (such date of effectiveness, the "**Effective Date**"). Unless sooner terminated by our board of directors, the 2023 Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the 2023 Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the 2023 Incentive Plan is to provide an incentive for our employees, directors and certain consultants and advisors to remain in our service, to extend to them the opportunity to acquire an equity interest in us so that they will apply their best efforts for our benefit, and to aid us in attracting able persons to provide services to us. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance awards, restricted stock awards and other cash and equity-based awards.

Share Authorization. The aggregate number of shares of Common Stock issuable under the 2023 Incentive Plan in respect of awards is equal to 10% of the aggregate number of shares issued and outstanding determined as of the Effective Date, of which 100% of the available shares may be delivered pursuant to incentive stock options (the "**ISO Limit**"). Notwithstanding the foregoing, on the first trading date immediately following the issuance of any shares by the us to any person (the "**Adjustment Date**"), the number of shares of Common Stock available under the 2023 Incentive Plan shall be increased so that the total number of shares issuable under the 2023 Incentive Plan shall be equal to 10% of the total number of shares issued and outstanding, as determined as of the Adjustment Date, provided that no such adjustment shall have any effect on the ISO Limit, except for any adjustments summarized below.

Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by us in our treasury, or Common Stock purchased by us on the open market or otherwise. During the term of the 2023 Incentive Plan, we will at all times reserve and keep enough Common Stock available to satisfy the requirements of the 2023 Incentive Plan. If an award under the 2023 Incentive Plan is cancelled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or cancelled award may again be awarded under the 2023 Incentive Plan.

Awards that may be satisfied either by the issuance of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under the 2023 Incentive Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares of Common Stock. Shares of Common Stock otherwise deliverable pursuant to an award that are withheld upon exercise or vesting of an award for purposes of paying the exercise price or tax withholdings shall be treated as delivered to the participant and shall be counted against the maximum number of available shares. Awards will not reduce the number of shares of Common Stock that may be issued, however, if the settlement of the award will not require the issuance of shares of Common Stock. Only shares forfeited back to us, shares cancelled on account of termination, or expiration or lapse of an award, shall again be available for grant of incentive stock options under the 2023 Incentive Plan, but shall not increase the maximum number of shares described above as the maximum number of shares of Common Stock that may be delivered pursuant to incentive stock options.

Administration. The 2023 Incentive Plan is administered by the Compensation Committee or such other committee of the board of directors as is designated by the board of directors. Membership on the Compensation Committee shall include at least two independent directors who are "non-employee directors" in accordance with Rule 16b-3 under the Exchange Act. The Compensation Committee may delegate certain duties to one or more officers as provided in the 2023 Incentive Plan. The Compensation Committee will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the 2023 Incentive Plan, establish and revise rules and regulations relating to the 2023 Incentive Plan and make any other determinations that it believes necessary for the administration of the 2023 Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors whose judgment, initiative and efforts contributed to or may be expected to contribute to our successful performance are eligible to participate in the 2023 Incentive Plan.

Financial Effect of Awards. We will receive no monetary consideration for the granting of awards under the 2023 Incentive Plan, unless otherwise provided when granting restricted stock or RSUs. We will receive no monetary consideration other than the option price for Common Stock issued to participants upon the exercise of their stock options and we will receive no monetary consideration upon the exercise of stock appreciation rights.

Stock Options. The Compensation Committee is authorized to grant either incentive stock options qualifying under Section 422 of the Code or non-qualified stock options, provided that only our employees are eligible to receive incentive stock options. Stock options may not be granted with an option price less than 100% of the fair market value of a share of Common Stock on the date the stock option is granted. If an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock, the option price shall be at least 110% of the fair market value of a share of Common Stock on the date of grant. The Compensation Committee will determine the terms of each stock option at the time of grant, including without limitation, the methods by or forms in which shares will be delivered to participants. The maximum term of each option, the times at which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment or service generally are fixed by the Compensation Committee, except that the Compensation Committee may not grant stock options with a term exceeding 10 years.

Recipients of stock options may pay the option exercise price (i) in cash, check, bank draft or money order payable to us, (ii) by delivering to us Common Stock already owned by the participant having a fair market value equal to the aggregate option exercise price, (iii) by delivering to us or its designated agent an executed irrevocable option exercise form together with irrevocable instructions from the participant to a broker or dealer, reasonably acceptable to us, to sell certain of the Common Stock purchased upon the exercise of the option or to pledge such shares to the broker as collateral for a loan from the broker and to deliver to us the amount of sale or loan proceeds necessary to pay the purchase price, and (iv) by any other form of valid consideration that is acceptable to the Compensation Committee in its sole discretion.

Stock Appreciation Rights. The Compensation Committee is authorized to grant stock appreciation rights ("**SARs**") as a stand-alone award (or freestanding SARs), or in conjunction with stock options granted under the 2023 Incentive Plan (or tandem SARs). A SAR is the right to receive an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price. The exercise price may be equal to or greater than the fair market value of share of Common Stock on the date of grant. The Compensation Committee, in its sole discretion, will be permitted to place a ceiling on the amount payable on the exercise of a SAR, but any such limitation shall be specified at the time the SAR is granted. A SAR granted in tandem with a stock option will require the holder, upon exercise, to surrender the related stock option with respect to the number of shares as to which the SAR is exercised. The Compensation Committee will determine the terms of each SAR at the time of the grant, including without limitation, the methods by or forms in which the value will be delivered to participants (whether made in Common Stock, in cash or in a combination of both). The maximum term of each SAR, the times at which each SAR will be exercisable, and provisions requiring forfeiture of unexercised SARs at or following termination of employment or service generally are fixed by the Compensation Committee, except that no freestanding SAR may have a term exceeding 10 years and no tandem SAR may have a term exceeding the term of the option granted in conjunction with the tandem SAR.

Restricted Stock and RSUs. The Compensation Committee is authorized to grant restricted stock and RSUs. Restricted stock consists of shares that are transferred or sold by us to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. RSUs are the right to receive Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Compensation Committee, which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. The Compensation Committee will determine the eligible participants to whom, and the time or times at which, grants of restricted stock or RSUs will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions. The value of the RSUs may be paid in Common Stock, cash, or a combination of both, as determined by the Compensation Committee.

Performance Awards. The Compensation Committee is permitted to grant performance awards payable in cash, Common Stock, or a combination thereof at the end of a specified performance period. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the performance period. The Compensation Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2023 Incentive Plan, and to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or guidance. With respect to a performance award, if the Compensation Committee determines in its sole discretion that the established performance measures or objectives are no longer suitable because of a change in our business, operations, corporate structure, or for other reasons that the Compensation Committee deems satisfactory, the Compensation Committee may modify the performance measures or objectives and/or the performance period.

Other Awards. The Compensation Committee is permitted to grant other forms of awards payable in cash or Common Stock if the Compensation Committee determines that such other form of award is consistent with the purpose and restrictions of the 2023 Incentive Plan. The terms and conditions of such other form of award shall be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the grant.

Dividend Equivalent Rights. The Compensation Committee is permitted to grant a dividend equivalent right either as a component of another award or as a separate award. The terms and conditions of the dividend equivalent right shall be specified by the grant. Dividend equivalents credited to the holder of a dividend equivalent right shall be paid only as the applicable Award vests or may be deemed to be reinvested in additional Common Stock. Any such reinvestment shall be at the fair market value at the time thereof. Dividend equivalent rights may be settled in cash or Common Stock. No dividends or dividend equivalent rights may be granted with respect to stock options or SAR.

Performance Goals. Awards of restricted stock, RSUs, performance awards and other awards (whether relating to cash or Common Stock) under the 2023 Incentive Plan may be made subject to the attainment of performance goals relating to one or more business criteria, and may consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of our shares of Common Stock; return on assets, equity or stockholders' equity; market share; inventory levels, inventory turn or shrinkage; or total return to stockholders ("**Performance Criteria**"). Any Performance Criteria may be used to measure our performance as a whole or any of our business units and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) events that are of an unusual nature or indicate infrequency of occurrence, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in our quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with our financial statements, under generally accepted accounting principles, or under a methodology established by the Compensation Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of our annual report.

Vesting of Awards; Forfeiture; Assignment. The Compensation Committee, in its sole discretion, will be permitted to establish the vesting terms applicable to an award, subject in any case to the terms of the 2023 Incentive Plan. The Compensation Committee will be permitted to impose on any award, at the time of grant or thereafter, such additional terms and conditions as the Compensation Committee determines, including terms requiring forfeiture of awards in the event of a participant's termination of service. The Compensation Committee will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Compensation Committee, restricted stock will be forfeited upon a participant's termination of service during the applicable restriction period.

Awards granted under the 2023 Incentive Plan generally will not be assignable or transferable except by will or by the laws of descent and distribution, except that the Compensation Committee may, in its discretion and pursuant to the terms of an award agreement, permit certain transfers of nonqualified stock options or SARs to: (i) the spouse (or former spouse), children or grandchildren of the participant ("**Immediate Family Members**"); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the participant and/or Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such award is granted must be approved by the Compensation Committee and must expressly provide for such transferability and (z) subsequent transfers of transferred awards shall be prohibited except those by will or the laws of descent and distribution.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the Common Stock or our other securities, issuance of warrants or other rights to purchase Common Stock or our other securities, or other similar corporate transaction or event affects the fair value of an award, then the Compensation Committee shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of common stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of Common Stock (or other securities or property) subject to outstanding awards, (iii) the option price of each outstanding award, (iv) the amount, if any, we pay for forfeited Common Stock in accordance with the terms of the 2023 Incentive Plan, and (vi) the number of or exercise price of Common Stock then subject to outstanding SARs previously granted and unexercised under the 2023 Incentive Plan to the end that the same proportion of our issued and outstanding Common Stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided however, that the number of shares of Common Stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2023 Incentive Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which we are subject.

Amendment or Discontinuance of the 2023 Incentive Plan. The board of directors will be permitted to, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the 2023 Incentive Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the 2023 Incentive Plan and any awards under the 2023 Incentive Plan to continue to comply with Sections 421 and 422 of the Code (including any successors to such Sections, or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which our stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of our stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the 2023 Incentive Plan may adversely affect any rights of any participants or our obligations to any participants with respect to any outstanding award under the 2023 Incentive Plan without the consent of the affected participant.

No Repricing of Stock Options or SARs. The Compensation Committee will not be permitted to, without the approval of our stockholders, "reprice" any stock option or SAR. For purposes of the 2023 Incentive Plan, "**reprice**" means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price or base price, (ii) canceling a stock option or SAR at a time when its exercise price or base price exceeds the fair market value of a share of Common Stock in exchange for cash or a stock option, SAR, award of restricted stock or other equity award with an exercise price or base price less than the exercise price or base price of the original stock option or SAR, or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing shall prevent the Compensation Committee from (x) making adjustments to awards upon changes in capitalization, (y) exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2023 Incentive Plan.

Recoupment for Restatements. The Compensation Committee is permitted to recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of our financial statements as set forth in our clawback policy as may be amended by the board of directors from time to time.

Legacy Incentive Plan

On September 23, 2022, the Company adopted an equity incentive plan (the "**Legacy Incentive Plan**"). The Legacy Incentive Plan only provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards under the Legacy Incentive Plan is 1,000,000 shares of common stock in the Company.

On September 23, 2022, we granted awards of an aggregate amount of 635,000 shares of performance based restricted shares (the "**Restricted Shares**") under the Legacy Incentive Plan to certain of our and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023. These awards are subject to performance-based restrictions, whereby the restrictions will be cancelled if certain performance conditions are met in specified periods. As of December 31, 2024, 254,000 of the 635,000 Restricted Shares remain unvested, with the balance having become vested and no longer subject to restrictions.

The unvested Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. The conditions are as follows:

(a) with respect to 15% of the Restricted Shares, if we have not re-established the Whistler Project camp and performed a minimum of 10,000 m of drilling prior to the date that is three (3) years after the date of grant of such award;

(b) with respect to 15% of the Restricted Shares, if we have not achieved a $250,000,000 market capitalization, based on the number of shares of our outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which our common stock is listed prior to the date that is five (5) years after the date of grant of such award; or

(c) with respect to 10% of the Restricted Shares, if we have not achieved a share price of $25.00 prior to the date that is six (6) years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (b) and (c) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event the Company files the disclosure specified in S-K 1300 with the SEC or the disclosure specified in NI 43-101 with the relevant Canadian securities regulator (the "**Securities Filing**") that includes, in either disclosure, an aggregate estimate of Mineral Resources for the Whistler Project or any other project owned or operated by the Company of 3,000,000 additional Au or AuEq oz from the amount reported on the disclosure specified in the Company's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 Restricted Shares will be deemed released as of the date of such Securities Filing (or if such amount exceeds the number of Restricted Shares that have not yet become Released Stock at the time, such lesser number of Restricted Shares) reducing, on a proportional basis, the number of unvested Restricted Shares subject to each vesting condition.

Unless sooner terminated by our board of directors, the Legacy Incentive Plan will terminate and expire on the tenth anniversary of the date our board of directors adopted the Legacy Incentive Plan. No award may be made under the Legacy Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the Legacy Incentive Plan is to provide an incentive for our employees, directors and certain consultants and advisors to remain in our service, to extend to them the opportunity to acquire a proprietary interest in us so that they will apply their best efforts for our benefit, and to aid us in attracting able persons to enter our service. The Legacy Incentive Plan only provides for the grant of restricted stock awards.

No further awards will be made under Legacy Incentive Plan.

Share Authorization. Subject to certain adjustments, we had reserved an aggregate of 1,000,000 shares of Common Stock for the issuance of awards under the Legacy Incentive Plan. As of the date hereof, 254,000 Performance-Based Restricted Shares, that are subject to cancellation if certain performance conditions are not met, are still outstanding under the Legacy Incentive Plan.

Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by us in our treasury, or Common Stock purchased by us on the open market or otherwise. During the term of the Legacy Incentive Plan, we will at all times reserve and keep enough Common Stock available to satisfy the requirements of the Legacy Incentive Plan. If an award under the Legacy Incentive Plan is cancelled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or cancelled award may again be awarded under the Legacy Incentive Plan.

Administration. The Legacy Incentive Plan was administered by our board of directors. Our board will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the Legacy Incentive Plan, establish and revise rules and regulations relating to the Legacy Incentive Plan and make any other determinations that it believes necessary for the administration of the Legacy Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and our non-employee directors whose judgment, initiative and efforts contributed to or may be expected to contribute to our successful performance are eligible to participate in the Legacy Incentive Plan.

Other Non-Cash Compensation

We provide standard health benefits to its executive officers, including medical, dental and disability insurance.

Our other non-cash compensation is intended to provide a similar level of benefits as those provided by comparable companies within our industry.

Executive Compensation

The following is a discussion of the material components of the executive compensation arrangements of our named executive officers, comprised of (i) our principal executive officer, (ii) the two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the 2024 fiscal year and whose salary, as determined by Regulation S-K, Item 402, exceeded $100,000 and (iii) up to two most highly compensated former executive officers who were no longer serving as an executive officer at the end of the 2024 fiscal year (the individuals falling within categories (i), (ii) and (iii) are collectively referred to as the "**Named Executive Officers**").

Retirement, Resignation or Termination Plans

Executive officers with contracts for services have notice requirements which permit pay in lieu of notice.

Each of our executive services arrangements contemplates the case of termination due to various provisions whereby the Named Executive Officers will receive termination payments, as described below under the heading "Executive Services Agreements".

Compensation and Risk

We do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on us. We have taken steps to ensure that our executive compensation program does not incentivize risk outside the Company's risk appetite. Some of the key ways that we currently manage compensation risk are as follows:

- appointed a Compensation Committee which is composed of a majority of independent directors to oversee the executive compensation program;
- the use of performance based long-term incentive compensation to encourage a focus on long-term corporate performance;
- disclosure of executive compensation to stakeholders; and
- established a clawback policy applicable to all cash and equity incentive compensation.

We adopted a Clawback Policy, effective November 16, 2023, as an additional safeguard to mitigate compensation risks (the "**Clawback Policy**"). The Clawback Policy requires that any incentive compensation (including both cash and equity compensation) paid to any current or former "executive officer" during the three years preceding a financial year restatement is subject to recoupment if: the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement was required.

The brief overview above is qualified in its entirety by reference to the full text of our Clawback Policy, which is attached as Exhibit 97.1 to this Annual Report.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to our Named Executive Officers for the fiscal year ended December 31, 2024.

Name and Principal Position	Year[1]	Salary [2] ($)	Bonus ($)	Stock-based Awards [3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation($)	Non-Qualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total($)
Tim Smith [5]	2024	98,728	20,000	20,800	95,372				234,900
President and Chief Executive Officer	2023SP	7,756							7,756
	2023	92,531	—	—	—	—	—	—	92,531
Tyler Wong[6]	2024	46,020	10,000	8,320	35,329				99,669
Secretary, Treasurer and Chief Financial Officer	2023SP	3,723							3,723
	2023	25,909	—		33,443	—	—	40,713[7]	100,065

[1] Due to the Company's change in financial year end, information is presented for the most recently completed financial year ended December 31, 2024, the old financial year ended November 30, 2023, and the transition period from December 1, 2023, to December 31, 2023 (indicated in the table by "**2023SP**").

[2] Salary paid to Mr. Smith, and Mr. Wong are in Canadian dollars. For the purposes hereof, such amounts have been converted from U.S. dollars to Canadian dollars based upon an exchange rate of C$1.3698 per $1.00, being the weighted average exchange rate for the period from January 1, 2024, to December 31, 2024; and an exchange rate of C$1.3431 per $1.00, being the weighted average exchange rate for 2023SP. Mr. Smith's base salary is C$125,000 per annum and Mr. Wong's base salary is C$60,000 per annum.

[3] These amounts represent the aggregate grant date fair value of RSUs. The grant date fair value of each Restricted Stock Unit is $8.32 per share based on the most recent closing price of our common stock as of the grant date of December 20, 2024. RSUs vest 25% on each day that is the three, six, nine and twelvemonth anniversary of the date of grant.

[4] These amounts represent the aggregate grant date fair value of options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the options granted on December 20, 2024: exercise price: $10.00; expected risk free interest rate: 4.32%; expected annual volatility: 55.45%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $3.2064.The following assumptions were used to value the options granted on February 27, 2024: exercise price: $10.00; expected risk free interest rate: 4.50%; expected annual volatility: 54.93%; expected life in years:3.0; expected annual dividend yield:0%; and Black-Scholes value: $1.1351. The following assumptions were used to value the options granted on May 4, 2023: exercise price: $10.00; expected risk free interest rate: 3.47%; expected annual volatility: 61.34%; expected life in years:3.0; expected annual dividend yield:0%; and Black-Scholes value: $4.1803.

[5] Mr. Smith was appointed as President and Chief Executive Officer on September 12, 2022, effective as of the same date.

[6] Mr. Wong was appointed as Interim Chief Financial Officer, Secretary and Treasurer on April 11, 2023, effective as of the same date and was appointed as Chief Financial Officer on December 20, 2024.

[7] These amounts represent the aggregate amount paid to Mr. Wong for (i) his services to the Company for the period from December 1, 2022, to April 1, 2023, and (ii) one time signing bonus in connection with his appointment as Interim Chief Financial Officer, Secretary and Treasurer.

Outstanding Stock-based Awards and Option-based Awards

The following table states the name of each Named Executive Officers and option-based and stock-based awards outstanding as of the financial year ended December 31, 2024.

Name and Principal Position	Award Type	Option-based Awards				Stock-based Awards		
		Number of Securities Underlying Unexercised Options Exercisable (#)[3]	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Stock-based Awards That Have Not Vested ($)[4]	Market or Payout Value of Vested Stock-based Awards Not Paid Out or Distributed ($)
Tim Smith .... President and Chief Executive Officer	Stock Option[1]	18,000	10.00	February 27, 2029				
	Stock Option[2]	4,250	10.00	December 20, 2029				
	Performance-Based Restricted Shares[5]					20,000	172,200	
	RSUs[6]					2,500	21,525	
Tyler Wong .... Secretary, Treasurer and Chief Financial Officer	Stock Option[7]	8,000	10.00	May 4, 2028				
	Stock Option[8]	8,500	10.00	February 27, 2029				
	Stock Option[9]	1,250	10.00	December 20, 2029				
	RSUs[6]					1,000	8,610	

[1] Options expiring on February 27, 2029, were granted on February 27, 2024, and 25% vest immediately and on each day that is the six, twelve and eighteen month anniversary of the date of grant. As of December 31, 2024, options to purchase up to an aggregate of 18,000 shares of Common Stock held by Mr. Smith have vested.

[2] Options expiring on December 20, 2029, were granted on December 20, 2024, and 25% vest immediately and on each day that is the six, twelve and eighteen month anniversary of the date of grant. As of December 31, 2024, options to purchase up to an aggregate of 4,250 shares of Common Stock held by Mr. Smith have vested.

[3] Each option entitles the holder to one share of Common Stock upon exercise.

[4] The value shown is based on the closing price of $8.61 per share of our Common Stock on December 31, 2024, as reported on the Nasdaq Capital Market.

[5] The stock-based awards consist of Performance-Based Restricted Shares. Each Performance-Based Restricted Share entitles the holder to receive one share of Common Stock upon certain conditions being met. In September 2022, we issued 50,000 Performance-Based Restricted Shares to Mr. Smith. 30,000 of these Performance-Based Restricted Shares have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition. 20,000 Performance-Based Restricted Shares are subject to certain conditions. See "- Legacy Incentive Plan" for more information.

[6] RSUs were granted on December 20, 2024, and 25% vest on each day that is the three, six, nine and twelve month anniversary of the date of grant.

[7] Options expiring on May 4, 2028, were granted on May 4, 2023, and 25% vest immediately and on each day that is the six, twelve and eighteen month anniversary of the date of grant. As of December 31, 2024, options to purchase up to an aggregate of 8,000 shares of Common Stock held by Mr. Wong have vested.

[8] Options expiring on February 27, 2029, were granted on February 27, 2024, and 25% vest immediately and on each day that is the six, twelve and eighteen month anniversary of the date of grant. As of December 31, 2024, options to purchase up to an aggregate of 8,500 shares of Common Stock held by Mr. Wong have vested.

[9] Options expiring on December 20, 2029, were granted on December 20, 2024, and 25% vest immediately and on each day that is the six, twelve and eighteen month anniversary of the date of grant. As of December 31, 2024, options to purchase up to an aggregate of 1,250 shares of Common Stock held by Mr. Wong have vested.

Incentive Plan Awards - Value Vested or Earned During the Year

The table below discloses the aggregate dollar value that would have been realized by a named executive officer if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of stock-based awards by a named executive officer.

Name	Option Awards		Stock-based Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares or units of Shares That Have Vested (#) [1]	Value Realized on Vesting ($)[1]
Tim Smith .... President and Chief Executive Officer			7,500[2]	42,675[2]
Tyler Wong .... Secretary, Treasurer and Chief Financial Officer			-	-

[1] Consists of Performance-Based Restricted Shares, where the underlying conditions were satisfied in the year ended December 31, 2024. See "-Legacy Incentive Plan" for more information.

[2] Consists of 7,500 Performance-Based Restricted Shares which vested on September 23, 2024, at a market price of $5.69 per share based on the closing price of our shares of Common Stock on the Nasdaq Capital Market on such date.

No Pension Benefits

We do not maintain any plan that provides for payments or other benefits to its executive officers at, following or in connection with their retirement and including, without limitation, any tax-qualified defined benefit plans or supplemental executive retirement plans.

No Nonqualified Deferred Compensation

We do not maintain any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Director Compensation

The annual cash component of the board compensation package was set at $10,000 per annum. The directors' fees have been paid quarterly at the end of each financial quarter, effective as of April 24, 2023. Other than directors' fees, no committee fees have been provided to the committee members.

The following table sets forth information relating to compensation paid to the directors during the fiscal year ended December 31, 2024.

Name	Fees Earned Or Paid In Cash ($)	Stock-Based Awards ($)[1]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
Alastair Still..	—	24,960	64,128	—	—	—	89,088
Garnet Dawson	10,000	8,320	32,064	—	—	—	50,384
Ross Sherlock	10,000	8,320	32,064	—	—	—	50,384
Lisa Wade..	10,000	8,320	32,064	—	—	—	50,384
Laura Schmidt	10,000	8,320	32,064	—	—	—	50,384
Aleksandra Bukacheva	10,000	8,320	32,064	—	—	—	50,384

[1] These amounts represent the aggregate grant date fair value of RSUs. The grant date fair value of each Restricted Stock Unit is $8.32 per share based on the most recent closing price of our common stock as of the grant date of December 20, 2024. RSUs vest 25% on each day that is the three, six, nine and twelve month anniversary of the date of grant.

(2) For the year ended December 31, 2024, these amounts represent the aggregate grant date fair value of options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the options granted on December 20, 2024: exercise price: $10.00; expected risk free interest rate: 4.32%; expected annual volatility: 55.45%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $3.2064. The options vest as to 25% immediately and on each day which is six, twelve and eighteen months from the date of grant. On December 20, 2024, options to purchase up to 20,000 shares of Common Stock were granted to Mr. Still, options to purchase up to 10,000 shares of Common Stock were granted to Mr. Garnet, options to purchase up to 10,000 shares of Common Stock were granted to Mr. Sherlock, options to purchase up to 10,000 shares of Common Stock to Ms. Wade, options to purchase up to 10,000 shares of Common Stock were granted to Ms. Schmidt and options to purchase up to 10,000 shares of Common Stock were granted to Ms. Bukacheva.

Executive Services Agreements

Smith Employment Arrangement

On August 4, 2022, GoldMining entered into an Amended and Restated Employment Agreement with Mr. Smith, effective April 7, 2022, regarding his employment with GoldMining as Vice President, Exploration, and his appointment as our Chief Executive Officer (the "**A&R Smith Agreement**"). Pursuant to arrangements between us and GoldMining, we paid Mr. Smith C$125,000 per annum, being one half of his base salary under the A&R Smith Agreement. The A&R Smith Agreement had an initial term of twelve months and continued and remained in effect until terminated pursuant to the provisions therein.

The A&R Smith Agreement provided that Mr. Smith would be eligible to participate, from time to time, in long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

In September 2022, Mr. Smith received 50,000 Performance-Based Restricted Shares under the Legacy Incentive Plan. As of the date hereof, 60% of these Performance-Based Restricted Shares, or 30,000 shares, have vested per the terms of the Performance-Based Restricted Shares and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. The remainder of such Performance-Based Restricted Shares are subject to surrender and cancelation if certain performance conditions are not met. In connections with the receipt of the 50,000 Performance-Based Restricted Shares on September 23, 2022, Mr. Smith waived his entitlement to an option to purchase up to 10,000 shares of Common Stock included in his employment agreement.

On February 20, 2025, US GoldMining Canada Inc. ("**USGOLD Canada**"), our wholly-owned Canadian subsidiary, entered into a new employment agreement with Tim Smith (the "**Smith Employment Agreement**"), under which we agreed to employ Mr. Smith as our Chief Executive Officer as of and from February 20, 2025, and continuing until terminated in accordance with the Smith Employment Agreement. The agreement replaces and supersedes the A&R Smith Agreement. Pursuant to the Smith Employment Agreement, Mr. Smith is entitled to a base salary at a rate of C$145,000 per annum effective January 1, 2025 (the "**Base Salary**").

Pursuant to the Smith Employment Agreement, Mr. Smith is also entitled to, subject to meeting established and agreed to goals and objectives, to be mutually agreed upon in advance by the parties, an annual incentive package (the "**Annual Bonus**") as determined by our board of directors in its sole discretion and subject to applicable payroll deductions and tax withholdings. The Annual Bonus will be based on a "target" of 100% of the Base Salary as more fully determined by the board of directors in its sole discretion. The Annual Bonus will contain a combination of cash, stock options and RSUs, as may be determined and approved at the sole discretion of the board of directors. Any grants of stock options or RSUs will be subject to the terms and conditions of our 2023 Incentive Plan and our applicable award agreements. The Smith Employment Agreement also provides that Mr. Smith is entitled to participate in our benefit plans, if any, in accordance with the terms of such plans in effect from time to time and as determined by the board of directors and/or the Compensation Committee and reimbursement of certain business-related expenses.

The Smith Employment Agreement may be terminated by Mr. Smith with at least 30 days' prior written notice to USGOLD Canada, or by USGOLD Canada with at least 60 days' prior written notice to Mr. Smith. If terminated by USGOLD Canada, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The Smith Employment Agreement may be terminated by USGOLD Canada for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Wong Employment Arrangement

On July 25, 2023, USGOLD Canada entered into an employment agreement with Mr. Wong, effective May 1, 2023, regarding his appointment as our Interim Chief Financial Officer (the "**Original Wong Agreement**"). Pursuant to the Original Wong Agreement, we paid Mr. Wong a base salary of C$60,000 per annum. Additionally, pursuant to the Original Wong Agreement, we paid Mr. Wong C$40,000 for his services for the period from December 1, 2022, to April 1, 2023, and a one-time signing bonus of C$15,000 in connection with his appointment as Interim Chief Financial Officer, Secretary and Treasurer on April 11, 2023.

The Original Wong Agreement provided that Mr. Wong would be eligible to participate, from time to time, in short-term incentive compensation programs and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

On February 20, 2025, USGOLD Canada entered into a new employment agreement with Mr. Wong (the "**Wong Employment Agreement**"), under which we agreed to employ Mr. Wong as its Chief Financial Officer as of and from April 11, 2023, and continuing until terminated in accordance with the Wong Employment Agreement. The Wong Employment Agreement replaces and supersedes the Original Wong Agreement.

Pursuant to the Wong Employment Agreement, Mr. Wong is entitled to a base salary at a rate of C$72,500 per annum effective January 1, 2025. The Wong Employment Agreement also provides that Mr. Wong is entitled to participate in our benefit plans, if any, in accordance with the terms of such plans in effect from time to time and as determined by our board of directors and/or the Compensation Committee and reimbursement of certain business-related expenses.

The Wong Employment Agreement may be terminated by Mr. Wong with at least 30 days' prior written notice to USGOLD Canada, or by USGOLD Canada with at least 60 days' prior written notice to Mr. Wong. If terminated by USGOLD Canada, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The Wong Employment Agreement may be terminated by USGOLD Canada for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing compensation discussion and analysis contained under "*Compensation Discussion and Analysis*" herein with our management. Based on that review and those discussions, the Compensation Committee recommended to the board of directors that the compensation discussion and analysis be included in this Annual Report. This report is provided by Garnet Dawson, Ross Sherlock and Aleksandra (Sasha) Bukacheva, who comprise our Compensation Committee.

Compensation Committee Interlocks and Insider Participation

No person who served as a member of our Compensation Committee during the year ended December 31, 2024, was a current or former officer or employee or engaged in certain transactions with us required to be disclosed by regulations of the SEC. Additionally, during the year ended December 31, 2024, there were no Compensation Committee "interlocks", which generally means that none of our executive officers served: (i) as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity which had an executive officer serving as a member of our Company's Compensation Committee; (ii) as a director of another entity which had an executive officer serving as a member of our Company's Compensation Committee; or (iii) as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity which had an executive officer serving as a director.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 27, 2025, by:

- each person who is known by us to beneficially own more than 5% of our Common Stock;
- each of our Named Executive Officers and directors; and
- all of our directors and executive officers as a group.

The number of shares beneficially owned and the related percentages are based on 12,462,174 Common Stock outstanding as of March 27, 2025.

For the purposes of the information provided below, shares that may be issued upon the exercise or conversion of stock options, warrants and other rights to acquire shares of Common Stock that are exercisable or convertible within 60 days following March 27, 2025, are deemed to be outstanding and beneficially owned by the holder for the purpose of computing the number of shares and percentage ownership of that holder, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [1]	Percentage of Beneficial Ownership
Directors and Named Executive Officers:		
Alastair Still 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	120,950 [2]	*
Garnet Dawson 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	22,750 [3]	*
Ross Sherlock 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	12,750 [4]	*
Lisa Wade 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	12,750 [4]	*
Laura Schmidt 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	13,133 [5]	*
Aleksandra Bukacheva 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	14,750 [6]	*
Tim Smith 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	88,875 [7]	*
Tyler Wong 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	22,250 [8]	*
All directors and executive officers as a group (8 persons)	308,208 [9]	2.47%
Major Stockholders:		
GoldMining 1188 West Georgia Street, Suite 1830 Vancouver BC, Canada, V6E 4A2	**10,000,751** [10]	**80.2%**

Notes:

*   Less than one percent.

[1]   Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of such security; and (ii) investment power, which includes the power to dispose or direct the disposition of the security. Certain shares of Common Stock may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, Common Stock are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares of Common Stock outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding Common Stock of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding as of the date hereof. As of March 27, 2025, there were 12,462,174 shares of Common Stock issued and outstanding.

(2) This figure represents (i) 68,350 shares of Common Stock; (ii) Warrants to purchase 7,600 shares of Common Stock; (iii) 40,000 Performance-Based Restricted Shares that are subject to cancellation if certain performance conditions are not met; and (iv) stock options to purchase up to an aggregate of 5,000 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(3) This figure represents (i) 12,250 shares of Common Stock; (ii) 8,000 Performance-Based Restricted Shares that are subject to cancellation if certain performance conditions are not met; and (iii) stock options to purchase up to an aggregate of 2,500 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(4) This figure represents (i) 250 shares of Common Stock; and (ii) stock options to purchase up to an aggregate of 12,500 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(5) This figure represents (i) 633 shares of Common Stock; and (ii) stock options to purchase up to an aggregate of 12,500 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(6) This figure represents (i) 1,250 shares of Common Stock; (ii) Warrants to purchase 1,000 shares of Common Stock; and (iii) stock options to purchase up to an aggregate of 12,500 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(7) This figure represents (i) 34,125 shares of Common Stock; (ii) Warrants to purchase 3,500 shares of Common Stock; (iii) 20,000 Performance-Based Restricted Shares that are subject to cancellation if certain performance conditions are not met; and (iv) 31,250 options to purchase shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(8) This figure represents (i) 250 shares of Common Stock; and (ii) stock options to purchase up to an aggregate of 22,000 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(9) This figure represents (i) 117,358 shares of Common Stock; (ii) Warrants to purchase 12,100 shares of Common Stock (iii) 68,000 Performance-Based Restricted Shares that are subject to cancellation if certain performance conditions are not met, and (iv) stock options to purchase up to an aggregate of 110,750 shares of Common Stock which have vested or will vest within 60 days of the date hereof.

(10) This information is based on Form 4s filed with the SEC on April 21, 2023, and May 23, 2023, as amended on February 20, 2024.

Changes in Control

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may, at a subsequent date, result in a change in our control.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than ten percent of our shares of Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our shares of Common Stock.

Based solely upon a review of copies of Section 16(a) reports and representations received by us from reporting persons, and without conducting any independent investigation of our own, in fiscal year ended December 31, 2024, all Forms 3, 4 and 5 were timely filed with the SEC by such reporting persons.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

Except as described in this Annual Report, in each of the fiscal year ended December 31, 2024, we were not involved in any transactions, and are not involved in any currently proposed transaction, in which we are or will be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets as of the end of our last fiscal year.

In addition to the compensation arrangements discussed under "Item 11. Executive Compensation", the following is a description of the material terms of: (i) those transactions since the beginning of our last fiscal year to which we are party and in which any of our directors, executive officers or stockholders that beneficially own or control (directly or indirectly) more than 10% of any class of series of our outstanding voting securities, or any associate or affiliate of the forgoing persons, has, had or will have a direct or indirect material interest; and (ii) any other material contracts, other than contracts entered into in the ordinary course of business, to which we were a party.

During the year ended December 31, 2024, we shared personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining were allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost. During the year ended December 31, 2024, the allocated costs from GoldMining to the Company were $23,877. Out of the allocated costs, $13,675 were noncash stock-based compensation costs. The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by us.

During the year ended December 31, 2024, stock-based compensation costs included $5,861 in amounts incurred for a co-chairman and director of GoldMining for performance based restricted shares granted in September 2022.

During the year ended December 31, 2024, we incurred $142,140 in general and administrative costs, paid to Blender, a company whose principal is an immediate family member of a co-chairman and director of GoldMining, for information technology, corporate branding, sponsorships and advertising, media, website design, maintenance and hosting services, provided by Blender to us. See "*Item 7. Management's Discussion and Analysis of Financial Condition – Transactions with Related Parties*".

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2024, we did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Our Audit Committee is charged with reviewing and approving all related party transactions and reviewing and making recommendations to our board of directors, or approving any contracts or other transactions with any of our current or former executive officers. The Charter of the Audit Committee sets forth our written policy for the review of related party transactions.

Director Independence

Under the rules of the Nasdaq Capital Market, independent directors must comprise a majority of a listed company's board of directors. In addition, rules require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practice, ("**NI 58-101**").

Our board of directors has determined that Ross Sherlock, Lisa Wade, Aleksandra Bukacheva and Laura Schmidt are "independent directors" as defined under the applicable rules and regulations of the SEC, the listing requirements and rules of the Nasdaq Capital Market and applicable Canadian requirements, representing four of our six directors. Under the applicable rules of the Nasdaq Capital Market and NI 58-101, Alastair Still and Garnet Dawson are not considered independent by virtue of their prior executive positions with or current executive positions with the Company or GoldMining.

Item 14. Principal Accountant Fees and Services

Deloitte LLP has served as our independent registered public accountants since January 26, 2023, and audited the Company's financial statements for the fiscal years ended December 31, 2024, and November 30, 2023, and the Transition Period for the month ended December 31, 2023.

Aggregate fees for professional services rendered to us by our auditors for our last two fiscal years and Transition Period are set forth below:

	Year Ended December 31, 2024 (In CAD)		Month Ended December 31, 2023 (In CAD)		Year Ended November 30, 2023 (In CAD)	
Audit Fees..	$	227,500	$	50,000	$	172,000
Audit Related Fees...		95,000		-		80,000
Tax Fees		-		-		-
Total	$	322,500	$	50,000	$	252,000

Audit Fees. Audit fees consist of aggregate fees for professional services in connection with the audit of our annual financial statements and Transition Period, and quarterly reviews of our interim financial statements included in our quarterly reports on Form 10-Q.

Audit-Related Fees. Audit-related fees for the fiscal year ended December 31, 2024, consist of services in connection with our S-3 filing. Audit-Related fees incurred for services rendered by Deloitte LLP for the fiscal years ended December 31, 2024, and November 30, 2023, were C$95,000 and C$80,000, respectively.

Tax Fees. Tax fees consist of aggregate fees for professional services for tax compliance, tax advice and tax planning, primarily, fees related to tax preparation services.

Pre-Approval of Services by the Independent Auditor

The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by our independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by our independent auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by our independent auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chairperson of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by our independent auditor. The Audit Committee has approved all audit and permitted non-audit services performed by its independent auditor, Deloitte LLP, for the fiscal year ended December 31, 2024.

PART IV

<u>**Item 15. Exhibits, Financial Statement Schedules**</u>

(a)   The following documents are filed as part of this Annual Report.

    (1) Financial Statements

        Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1208)
        Consolidated Balance Sheets
        Consolidated Statements of Operations and Comprehensive Loss
        Consolidated Statements of Cash Flows
        Consolidated Statements of Stockholders' Equity (Deficit)
        Notes to the Consolidated Financial Statements

    (2) Financial Statement Schedules

        [None]

    (3) Exhibits

Exhibit	Description of Exhibit
3.1	Articles of Incorporation. Filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
3.2	Amendment No. 1 to Articles of Incorporation. Filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
3.3	Bylaws. Filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.1	Specimen common stock certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.2	Form of Warrant. Filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.3	Warrant Agency Agreement between the Company and Continental Stock Transfer & Trust Company dated March 9, 2023. Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
4.4*	Description of Securities.
10.1#	Employment Agreement of Tim Smith dated February 20, 2025, by and between US GoldMining Canada Inc. and Tim Smith. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2025, and incorporated by reference herein.
10.2#	Legacy Incentive Plan. Filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.3#	2023 Incentive Plan. Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.4#	Form of Indemnification Agreement for Directors and Officers. Filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.5#	Form of Legacy Incentive Plan Restricted Stock Award Agreement. Filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.

Exhibit	Description of Exhibit
10.7	At the Market Offering Agreement dated May 15, 2024 by and between Company and H.C. Wainwright & Co., LLC as representative of the several agents party thereto. Filed as Exhibit 1.2 to the Company's registration statement on Form S-3, as amended (File No. 333-279435), originally filed with the SEC on May 15, 2024, and incorporated by reference herein.
10.8#	Employment Agreement dated February 20, 2025, by and between US GoldMining Canada Inc. and Tyler Wong. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2025, and incorporated by reference herein.
10.9#	Form of 2023 Incentive Plan Incentive Stock Option Award Agreement. Filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
10.10#	Form of Amendment to Restricted Stock Award Agreement pursuant to the Legacy Incentive Plan. Filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
10.11#	Form of 2023 Incentive Plan Restricted Stock Unit Award Agreement. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 26, 2024, and incorporated by reference herein.
14.1	Code of Business Conduct and Ethics. Filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
19.1	Insider Trading Policy. Filed as Exhibit 14.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
21.1	List of Significant Subsidiaries. Filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
23.1*	Consent of Tim Smith.
23.2*	Consent of Sue Bird.
23.3*	Consent of Deloitte LLP.
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
32.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
32.2**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
96.1	S-K 1300 Technical Report Summary, Initial Assessment for the Whistler Project. Filed as Exhibit 96.1 to the Company's Current Report on Form 8-K, originally filed with the SEC on October 7, 2024, and incorporated by reference herein.
97.1	Clawback Policy. Filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith
** Furnished herewith
\# Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLDMINING INC.

Date: March 27, 2025

By: */s/ Tim Smith*

Name: Tim Smith

Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tim Smith Tim Smith	Chief Executive Officer and President (Principal Executive Officer)	March 27, 2025
/s/ Tyler Wong Tyler Wong	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 27, 2025
/s/ Alastair Still Alastair Still	Chairman of the Board	March 27, 2025
/s/ Garnet Dawson Garnet Dawson	Director	March 27, 2025
/s/ Ross Sherlock Ross Sherlock	Director	March 27, 2025
/s/ Lisa Wade Lisa Wade	Director	March 27, 2025
/s/ Laura Schmidt Laura Schmidt	Director	March 27, 2025
/s/ Aleksandra Bukacheva Aleksandra Bukacheva	Director	March 27, 2025

U.S. GOLDMINING INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2024, one-month period ended December 31, 2023, and year ended November 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of U.S. GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U.S. GoldMining Inc. and subsidiaries (the "Company") as of December 31, 2024, December 31, 2023 and November 30, 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the year ended December 31, 2024, one-month period ended December 31, 2023, and year ended November 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 , December 31, 2023 and November 30, 2023, and the results of its operations and its cash flows for the year ended December 31, 2024, one-month period ended December 31, 2023, and year ended November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada
March 27, 2025
We have served as the Company's auditors since 2023.

U.S. GOLDMINING INC.
CONSOLIDATED BALANCE SHEET
(Expressed in U.S. Dollars)

	Notes	December 31, 2024	December 31, 2023	November 30, 2023
Current assets				
Cash and cash equivalents	4	$ **3,880,747**	$ 11,203,893	$ 11,401,338
Restricted cash	4	**86,261**	87,756	86,870
Other receivables		**7,419**	152,716	115,113
Inventories		**34,858**	27,249	27,249
Prepaid expenses	5	**108,943**	297,207	375,933
Total current assets		**4,118,228**	11,768,821	12,006,503
Exploration and evaluation assets	10	**31,392**	31,392	31,392
Operating lease right-of-use assets, net		**111,444**	133,956	135,728
Property and equipment, net	6	**888,087**	841,844	850,130
Total assets		$ **5,149,151**	$ 12,776,013	$ 13,023,753
Current liabilities				
Accounts payable		$ **185,251**	$ 118,610	$ 197,978
Accrued liabilities		**28,983**	149,812	112,048
Current portion of lease liabilities	7	**25,144**	21,057	17,268
Other payables	8	**180,863**	185,899	185,781
Total current liabilities		**420,241**	475,378	513,075
Lease liabilities	7	**84,250**	118,819	118,087
Asset retirement obligations	9	**199,525**	181,320	179,880
Total liabilities		**704,016**	775,517	811,042
Stockholders' equity				
Capital stock				
Common stock $0.001 par value: 300,000,000 shares authorized as at December 31, 2024, December 31, 2023 and November 30, 2023; 12,456,815, 12,398,709 and 12,398,709 shares issued and outstanding as at December 31, 2024, December 31, 2023 and November 30, 2023	12	**12,457**	12,399	12,399
Additional paid-in capital		**27,630,696**	26,699,034	26,678,252
Accumulated deficit		**(23,198,018)**	(14,710,937)	(14,477,940)
Total stockholders' equity		**4,445,135**	12,000,496	12,212,711
Total liabilities and stockholders' equity		$ **5,149,151**	$ 12,776,013	$ 13,023,753

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Notes	Year Ended December 31 2024	Month Ended December 31 2023	Year Ended November 30 2023
Operating expenses				
Exploration expenses	10	$ **5,802,549**	$ 67,629	$ 5,054,500
General and administrative expenses	11	**2,946,723**	204,484	4,670,248
Accretion	9	**18,205**	1,440	21,051
Depreciation	6	**125,593**	8,286	30,959
Total operating expenses		**8,893,070**	281,839	9,776,758
Loss from operations		**(8,893,070)**	(281,839)	(9,776,758)
Other income (expenses)				
Interest income		**401,591**	50,597	426,919
Foreign exchange income (loss)		**9,365**	(1,755)	(1,801)
Net loss for the year/period before tax		$ **(8,482,114)**	$ (232,997)	$ (9,351,640)
Current income tax expense		**(4,967)**	-	(4,937)
Net loss for the year/period		$ **(8,487,081)**	$ (232,997)	$ (9,356,577)
Loss per share				
Basic and diluted	13	$ **(0.68)**	$ (0.02)	$ (0.82)
Weighted average shares outstanding				
Basic and diluted		**12,407,646**	12,398,709	11,480,346

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year Ended December 31 2024	Month Ended December 31 2023	Year Ended November 30 2023
Net cash provided by (used in):			
Operating activities			
Net loss for the year/period	$ (8,487,081)	$ (232,997)	$ (9,356,577)
Adjustments to reconcile net loss to net cash used in operating activities:			
Accretion	18,205	1,440	21,051
Depreciation	125,593	8,286	30,959
Stock-based compensation	331,896	19,509	423,831
Non-cash lease expenses	25,876	6,411	12,351
Changes in operating assets and liabilities			
Inventories	(7,609)	-	(27,249)
Prepaid expenses	188,264	78,726	(307,963)
Other receivables	145,297	(37,603)	(47,113)
Accounts payable	66,641	(79,368)	(268,149)
Accrued liabilities	(120,829)	37,764	85,126
Other payables	(5,036)	-	4,918
Lease liabilities	(33,846)	-	-
Net cash used in operating activities	(7,752,629)	(197,832)	(9,428,815)
Investing activities			
Construction of camp structures	-	-	(866,140)
Purchase of equipment	(171,836)	-	(113,383)
Net cash used in investing activities	(171,836)	-	(979,523)
Financing activities			
Proceeds from initial public offering, net of underwriters' fees and issuance costs	-	-	19,056,223
Proceeds from common shares issued for warrant exercise	3,900	-	3,363,204
Proceeds from At-The-Market offering, net of issuance costs	585,722	-	-
Capital contributions from GoldMining	10,202	1,273	46,459
Withholding taxes on return of capital	-	-	53,935
Advance from GoldMining	-	-	1,003,142
Repayment of advance from GoldMining	-	-	(1,680,925)
Net cash provided by financing activities	599,824	1,273	21,842,038
Net change in cash, cash equivalents and restricted cash	(7,324,641)	(196,559)	11,433,700
Cash, cash equivalents and restricted cash, beginning of year/period	11,291,649	11,488,208	54,508
Cash, cash equivalents and restricted cash, end of year/period	$ 3,967,008	$ 11,291,649	$ 11,488,208
Supplemental disclosure of non-cash financing activities:			
Common share issuance costs included in prepaid expenses and deferred costs	$ -	$ -	$ 26,416
Allocation of stock-based compensation expenses from GoldMining	$ 13,675	$ 5,615	$ 54,348
ARO change in estimates included in camp structures	$ -	$ -	$ (98,434)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Expressed in U.S. Dollars)

	Note	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at November 30, 2022		10,135,001	$ 10,135	$ 3,827,957	$ (5,121,363)	$ (1,283,271)
Common stock						
Issued under initial public offering	12.1	2,000,000	2,000	18,206,955	-	18,208,955
Underwriter fees and issuance costs	12.1	-	-	(883,311)	-	(883,311)
Issued upon exercise of warrants	12.4	258,708	259	3,362,945	-	3,363,204
Warrants						
Issued in connection with initial public offering	12.1	-	-	1,791,045	-	1,791,045
Underwriter fees and issuance costs	12.1	-	-	(86,883)	-	(86,883)
Withholding taxes on return of capital		-	-	(10,741)	-	(10,741)
Capital contributions from GoldMining	17	-	-	46,459	-	46,459
Stock-based compensation						
Common stock issued for consulting services	12.2	5,000	5	65,695	-	65,700
Allocated from GoldMining	17	-	-	54,348	-	54,348
Amortization of stock-based compensation	12.3, 12.5	-	-	303,783	-	303,783
Net loss for the year		-	-	-	(9,356,577)	(9,356,577)
Balance at November 30, 2023		12,398,709	12,399	26,678,252	(14,477,940)	12,212,711
Capital contributions from GoldMining	17	-	-	1,273	-	1,273
Stock-based compensation						
Allocated from GoldMining	17	-	-	5,615	-	5,615
Amortization of stock-based compensation	12.3, 12.5	-	-	13,894	-	13,894
Net loss for the period		-	-	-	(232,997)	(232,997)
Balance at December 31, 2023		12,398,709	12,399	26,699,034	(14,710,937)	12,000,496
Common stock						
Issued under At-The-Market offering	12.1	55,576	55	603,180	-	603,235
Issuance costs for At-The-Market offering	12.1	-	-	(17,513)	-	(17,513)
Issued upon exercise of stock options		2,230	2	(2)	-	-
Issued upon exercise of warrants		300	1	3,899	-	3,900
Capital contributions from GoldMining	17	-	-	10,202	-	10,202
Stock-based compensation						
Allocated from GoldMining	17	-	-	13,675	-	13,675
Amortization of stock-based compensation	12.3, 12.5, 12.6	-	-	318,221	-	318,221
Net loss for the year		-	-	-	(8,487,081)	(8,487,081)
Balance at December 31, 2024		12,456,815	$ 12,457	$27,630,696	$ (23,198,018)	$ 4,445,135

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Business

U.S. GoldMining Inc. (the "Company") was incorporated under the laws of the State of Alaska as "BRI Alaska Corp." on June 30, 2015. On September 8, 2022, the Company redomiciled from Alaska to Nevada and changed its name to "U.S. GoldMining Inc.". The Company is a subsidiary of GoldMining Inc. ("GoldMining"), a mineral exploration and development company organized under the laws of Canada listed on the Toronto Stock Exchange and NYSE American. On April 24, 2023, the Company completed its initial public offering (the "IPO") and its common stock and common stock purchase warrants are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively. After the IPO, GoldMining continued to own a controlling interest in the Company of 9,622,491 shares of common stock and common stock purchase warrants to purchase up to 122,490 shares of common stock, representing approximately 79.3% of the outstanding shares of the Company at that time. As of December 31, 2024, GoldMining owned 79.3% of the Company.

The Company is a mineral exploration company with a focus on the exploration and development of a project located in Alaska, USA. The Company's registered office is 3773 Howard Hughes Pkwy #500s Las Vegas, NV 89169, its principal executive office address is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 and its head operating office address is 301 Calista Court, Suite 200, Office 203, Anchorage, AK 99518.

The Company's primary asset is the 100%-owned Whistler exploration property (the "Whistler Project") located in Alaska, USA. Access to the Whistler Project area is by fixed wing aircraft to a gravel airstrip located adjacent to the Whistler Project exploration camp. The Company is undertaking exploration and mining studies to determine whether the Whistler Project contains mineral reserves where extraction is technically feasible and commercially viable and whether the Whistler Project will be mined by open-pit or underground methods.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our financial statements are presented in United States dollars ("$" or "dollars") and the functional currency of the Company is the United States dollar.

Through November 30, 2023, the Company reported on a twelve month fiscal year that ended on November 30. On February 9, 2024, the board of directors of the Company approved a change of the Company's fiscal year end from November 30 to December 31, effective beginning with the next fiscal year, which began on January 1, 2024, and ended on December 31, 2024 (the "Fiscal 2024"). As a result of this change, the Company has also presented financial statements as of and for the month ended December 31, 2023 ("Transition Period").

Consolidation

The consolidated financial statements include the financial statements of U.S. GoldMining Inc. and US GoldMining Canada Inc., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

Management's Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the years presented. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates made by management include, but are not limited to, asset retirement obligations and stock-based compensation.

Net Income (Loss) Per Share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to Common stockholder by the weighted average number of shares of common stock outstanding for each year.

The basic and diluted net income (loss) per share are the same as the Company is in a net loss position.

Segment Information

In November 2023 the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, the amendments "improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses". In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The adoption of ASU 2023-07 in the current year did not have a material effect on the Company's financial statements.

Management has determined that the Company operates and reports in one segment, which focuses on the exploration and development of mineral properties. Our operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM") who is identified as our Chief Executive Officer. The majority of our non-current assets are located in Alaska, USA and with the remaining located in Vancouver, Canada. The CODM manages operations on a consolidated basis and regularly reviews operating expenses as the primary measure for assessing the Company's performance and allocating resources. Performance and capital allocation decisions are made at the Company level and based on based on our single operating segment for which the key measure is U.S. GAAP operating expenses and aligned with the consolidated statement of operations and comprehensive loss.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at cost. The Company's cash is held in Canada and the United States with large, reputable financial institutions and considers risk of unexpected loss to be unlikely.

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Camp Structures	10 years
Exploration equipment	5 years
Vehicles and Hauling equipment	5 years
Computer hardware	3 years

Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statements of operations as incurred.

Impairment of Long-lived Assets

The Company's long-lived assets consist of exploration and evaluation assets and property and equipment. Management continually evaluates whether events or changes in circumstances might indicate that the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, recoverability of long-lived assets is measured by comparing the carrying amount of an asset (asset group) to the estimated undiscounted future cash flows expected to be generated by the asset (asset group). If the carrying amount of an asset (asset group) exceeds its estimated undiscounted future cash flows, an impairment charged is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Determination of the fair value would be based on generally accepted valuation methodologies, as deemed appropriate. If the carrying amount is greater than the undiscounted cash flows, the carrying amount of the asset is adjusted to the asset's fair value, and an impairment loss is recognized immediately as an operating expense in the statement of operations. The adjusted carrying amount of the long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Reversal of previously recorded impairment losses are prohibited.

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is recognized in the statement of operations.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows. The Company determined that there are not multiple independent cash flows, so the Company's assets are assessed for impairment as a whole.

Mineral properties are subject to impairment tests, with one property representing an asset, or asset group. The Company currently has one mineral property, which is associated with the Whistler Project. An impairment review is undertaken when indicators of impairment arise. The Company considers the following to be examples of such indicators that would trigger an impairment review:

- The right to explore the area has expired or will expire in the near future with no expectation of renewal;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
- No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
- Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

During the year ended December 31, 2024, management believed that no revision to the remaining useful lives of property and equipment or impairment of our long-lived assets was required.

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals.

All cost recoveries attributable to selling economic interests in exploration rights, such as royalties, are credited against acquisition costs.

All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Asset Retirement Obligations

At the end of each period, asset retirement obligations ("ARO") represents the present value of estimated future costs for the rehabilitation of our mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and risk-adjusted discount rate. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the income tax bases of assets and liabilities and financial reporting basis.

Deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not more likely than not that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be realized. The valuation allowance against deferred tax assets reassessed at the end of each reporting period and is recognized to the extent that it is more likely than not that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a contract is determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability. A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. The Company records amortization of operating right-of-use assets and accretion of lease liabilities as a single lease cost on a straight-line basis over the lease term. Lease liabilities are measured at the lease commencement date and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses its incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less. The Company assesses its right-of-use assets for impairment consistent with the assessment performed for long-lived assets used in operations. If an impairment is recognized on operating lease right-of-use assets, the lease liability continues to be recognized using the same effective interest method as before the impairment and the operating lease right-of-use asset is amortized over the remaining term of the lease on a straight-line basis.

The Company's operating leases are presented in the consolidated balance sheet as right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities based on the discounted lease payments to be made within the proceeding twelve months. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Inventories

Inventories include materials and supplies, which are valued at the lower of average cost or net realizable value.

Stock-based Compensation

Restricted Shares and Restricted Stock Units

The fair values of restricted shares and restricted stock units ("RSUs") are measured at the grant date and recognized over the period during which the restricted shares and RSUs vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the shares of common stock on the grant date, adjusted for minority stockholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares and RSUs expected to vest differs from previous estimates.

Stock Options

The Company grants stock options to certain directors, officers, employees and consultants of the Company. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of stock options. The fair value of stock options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest. Forfeitures are accounted for as they occur.

Foreign Currency Translation

The functional currency of our Company, including its subsidiary, is the United States dollar. Net gains and losses resulting from foreign exchange translations and foreign currency exchange gains and losses on transactions occurring in a currency other than our Company's functional currency are included in the determination of net loss in the period.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(Expressed in U.S. Dollars)

Fair Value of Financial Instruments

The Company adopted FASB ASC Topic 820, Fair Value Measurements ("ASC Topic 820"). ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

● Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

● Level 2 Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

● Level 3 Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying value of the Company's cash, cash equivalents and restricted cash, other receivables, accounts payable, and accrued liabilities approximate their fair values due to the short-term nature of these balances.

Recently Issued Accounting Pronouncements

In December 2023 the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU expands public entities' income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management is currently evaluating the impact of this guidance on the Company's financial statements.

Note 3: Change in Fiscal Year End Comparative Reporting

The Company changed its fiscal year end as discussed in Note 2, Summary of Significant Accounting Policies. The following condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of cash flows and consolidated statements of stockholders' equity (deficit) present the resulting one month transition period ended December 31, 2023, and the comparative results for the one month ended December 31, 2022.

The condensed consolidated statements of operations and comprehensive loss for the one month period ended December 31, 2023, and 2022 are as follows:

	One Month Ended December 31	
	2023	2022(unaudited)
Operating expenses		
Exploration expenses	$ 67,629	$ 48,292
General and administrative expenses	204,484	130,860
Accretion	1,440	1,684
Depreciation	8,286	-
Total operating expenses	281,839	180,836
Loss from operations	(281,839)	(180,836)
Other income (expenses)		
Interest income	50,597	-
Foreign exchange (loss) gain	(1,755)	3,642
Net loss for the period	$ (232,997)	$ (177,194)
Loss per share		
Basic and diluted	$ (0.02)	$ (0.02)
Weighted average shares outstanding		
Basic and diluted	12,398,709	10,135,001

(Expressed in U.S. Dollars)

The condensed consolidated statements of cash flows for the one month period ended December 31, 2023, and 2022 are as follows:

	One Month Ended December 31	
	2023	2022(unaudited)
Net cash used in operating activities	(197,832)	(437,916)
Net cash used in investing activities	-	-
Net cash provided by financing activities	1,273	538,379
Net change in cash, cash equivalents and restricted cash	(196,559)	100,463
Cash, cash equivalents and restricted cash, beginning of period	11,488,208	54,508
Cash, cash equivalents and restricted cash, end of period	**$ 11,291,649**	$ 154,971

The condensed consolidated statements of stockholders' equity (deficit) for the one month period ended December 31, 2023, and 2022 (unaudited) are as follows:

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance at November 30, 2023	12,398,709	$ 12,399	$ 26,678,252	$ (14,477,940)	$ 12,212,711
Capital contributions from GoldMining	-	-	1,273	-	1,273
Stock-based compensation - allocated from GoldMining	-	-	5,615	-	5,615
Amortization of stock-based compensation	-	-	13,894	-	13,894
Net loss for the period	-	-	-	(232,997)	(232,997)
Balance at December 31, 2023	12,398,709	$ 12,399	$ 26,699,034	$ (14,710,937)	$ 12,000,496

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, at November 30, 2022	10,135,001	$ 10,135	$ 3,827,957	$ (5,121,363)	$ (1,283,271)
Capital contributions from GoldMining	-	-	6,042	-	6,042
Stock-based compensation - allocated from GoldMining	-	-	9,882	-	9,882
Amortization of stock-based compensation	-	-	620	-	620
Net loss for the period	-	-	-	(177,194)	(177,194)
Balance at December 31, 2022 (unaudited)	10,135,001	$ 10,135	$ 3,844,501	$ (5,298,557)	$ (1,443,921)

Note 4: Cash and Cash Equivalents and Restricted Cash

	December 31, 2024	December 31, 2023	November 30, 2023
Cash and cash equivalents consist of:			
Cash at bank	**$ 580,747**	$ 703,893	$ 901,338
Term deposits	**3,300,000**	10,500,000	10,500,000
Total	**$ 3,880,747**	$ 11,203,893	$ 11,401,338

	December 31, 2024	December 31, 2023	November 30, 2023
Cash and cash equivalents	**$ 3,880,747**	$ 11,203,893	$ 11,401,338
Restricted cash	**86,261**	87,756	86,870
Total cash, cash equivalents and restricted cash	**$ 3,967,008**	$ 11,291,649	$ 11,488,208

Restricted cash relates to term deposits held by the bank as security for corporate credit cards.

(Expressed in U.S. Dollars)

Note 5: Prepaid Expenses

Prepaid expenses consist of the following:

	December 31, 2024	December 31, 2023	November 30, 2023
Prepaid insurance	**$ 93,552**	$ 148,360	$ 186,014
Prepaid corporate development expenses	**8,972**	136,774	172,566
Other prepaid expenses	**6,419**	12,073	17,353
Total	**$ 108,943**	$ 297,207	$ 375,933

Note 6: Property and Equipment

Property and equipment consist of the following:

	December 31, 2024			December 31, 2023			November 30, 2023		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Camp structures	**$ 767,706**	**$ (110,347)**	**$657,359**	$767,706	$ (33,576)	$734,130	$767,706	$ (27,179)	$740,527
Exploration equipment	**108,137**	**(19,659)**	**88,478**	52,846	(2,642)	50,204	52,846	(1,762)	51,084
Vehicles and hauling equipment	**174,508**	**(34,120)**	**140,388**	60,537	(3,027)	57,510	60,537	(2,018)	58,519
Computer hardware	**2,574**	**(712)**	**1,862**	-	-	-	-	-	-
	$1,052,925	**$ (164,838)**	**$888,087**	$881,089	$ (39,245)	$841,844	$881,089	$ (30,959)	$850,130

During the year ended November 30, 2023, the Company incurred $866,140 in costs related to the renovation of existing camp structures and construction of additional facilities for the Whistler Project. In July 2023, the camp structures were available for their intended use.

Note 7: Leases

In May 2023 US GoldMining Canada Inc. entered into a sublease agreement to lease a portion of an office premises in Vancouver, British Columbia with a term of 5.33 years. In September 2023 the headlease under which the Company leased its office space was terminated by the landlord as it pertained to its sub-lessor. As a result, the sublease for the office space was terminated. In November 2023 US GoldMining Canada Inc. entered into a new lease directly with the landlord with a term of 4.88 years. As of December 31, 2024, the remaining lease term was 3.75 years and the incremental borrowing rate was 11.34%.

Minimum future lease payments under operating lease with terms longer than one year are as follows:

Fiscal 2025	35,412
Fiscal 2026	36,165
Fiscal 2027	36,165
Fiscal 2028	24,110
Total lease payments	131,852
Less: imputed interest	(22,458)
Present value of lease liabilities	$ 109,394
Current portion of lease liabilities	$ 25,144
Non-current portion of lease liabilities	$ 84,250

(Expressed in U.S. Dollars)

During the year ended December 31, 2024, one month ended December 31, 2023, and year ended November 30, 2023, total lease expenses include the following components:

	Year Ended December 31 2024	Month Ended December 31 2023	Year Ended November 30 2023
Operating Leases	**$ 35,975**	$ 3,057	$ 10,735
Short-term Leases	**5,400**	350	21,919
Total Lease Expenses	**$ 41,375**	$ 3,407	$ 32,654

Note 8: Other Payables

As of December 31, 2024, other payables included withholding taxes payable of $180,863 ($180,863 as of December 31, 2023, and November 30, 2023), and income tax payable of $nil ($5,036 as of December 31, 2023, and $4,918 as of November 30, 2023).

Note 9: Asset Retirement Obligations

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project ARO is valued under the following assumptions:

	December 31, 2024	December 31, 2023	November 30, 2023
Undiscounted amount of estimated cash flows	**$ 385,600**	$ 385,600	$ 385,600
Life expectancy (years)	**9**	10	10
Inflation rate	**2.00%**	2.00%	2.00%
Discount rate	**9.32% to 11.40%**	9.32% to 11.40%	9.32% to 11.40%

The following table summarizes the movements of the Company's ARO:

	December 31, 2024	December 31, 2023	November 30, 2023
Balance, beginning of year/period	**$ 181,320**	$ 179,880	$ 225,871
Accretion	**18,205**	1,440	21,051
Change in estimate	**-**	-	(67,042)
Balance, end of year/period	**$ 199,525**	$ 181,320	$ 179,880

During the year ended November 30, 2023, the ARO for the Whistler Project was revised due to changes in the estimated timing of reclamation activities and updated assumptions regarding reclamation costs. The estimated future costs for the rehabilitation activities were updated for camp structures due to additional facilities constructed during the year and for the exploration and evaluation assets due to surface disturbance resulting from past exploration programs. The life expectancy of the ARO was extended to 10 years. The Company recorded a change in estimate to the ARO of $67,042, resulting in the corresponding camp structures being decreased by $98,434 (Note 6), and the exploration and evaluation assets being increased by $31,392 (Note 10), respectively.

Note 10: Exploration and Evaluation Assets

Exploration and evaluation assets for our Whistler Project consist of the following:

	December 31, 2024	December 31, 2023	November 30, 2023
Balance, beginning of year/period	**$ 31,392**	$ 31,392	$ -
Change in ARO estimate	**-**	-	31,392
Balance, end of year/period	**$ 31,392**	$ 31,392	$ 31,392

(Expressed in U.S. Dollars)

The following table presents costs incurred for exploration activities for year ended December 31, 2024, one month ended December 31, 2023, and year ended November 30, 2023.

	Year Ended December 31 2024	Month Ended December 31 2023	Year Ended November 30 2023
Drilling	**$ 2,339,526**	$ 38,907	$ 1,694,952
Consulting fees	**1,287,697**	22,112	1,499,000
Camp and field support expenses	**1,269,067**	583	945,751
Transportation, travel and other exploration expenses	**906,259**	6,027	914,797
Total	**$ 5,802,549**	$ 67,629	$ 5,054,500

Note 11: General and Administrative Expenses

The following table presents general and administrative expenses for year ended December 31, 2024, one month ended December 31, 2023, and year ended November 30, 2023:

	Year Ended December 31 2024	Month Ended December 31 2023	Year Ended November 30 2023
Office, consulting, investor relations, insurance and travel(1)	**$ 1,400,666**	$ 90,369	$ 2,101,872
Professional fees	**689,400**	55,495	1,665,183
Management fees, salaries and benefits(2)	**382,935**	30,784	300,767
Stock-based compensation(2)	**331,896**	19,509	423,831
Filing, listing, dues and subscriptions	**141,826**	8,327	178,595
Total	**$ 2,946,723**	$ 204,484	$ 4,670,248

(1) Office, consulting, investor relations, insurance and travel expenses include costs for Blender Media Inc. ("Blender"), a company controlled by a direct family member of a co-chairman and director of GoldMining (Note 17).

(2) During the year ended December 31, 2024, one month ended December 31, 2023, and year ended November 30, 2023, stock-based compensation and management fees, salaries and benefits include costs allocated from GoldMining (Note 17).

Note 12: Capital Stock

12.1 Equity Financing

Initial Public Offering

On April 19, 2023, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC, BMO Capital Markets Corp., Laurentian Bank Securities Inc. and Sprott Capital Partners LP (collectively, the "Underwriters") for an offering of 2,000,000 units of the Company (the "Units") at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one common stock purchase warrant, and each common stock purchase warrant entitles the holder to acquire a share of common stock at a price of $13.00 per share until April 24, 2026. On April 24, 2023 (the "Closing Date"), the Company issued 2,000,000 Units at a price of $10.00 per Unit for gross proceeds of $20,000,000. In connection with the IPO, the Company incurred securities issuance costs of $970,194, of which $650,000 represented cash fees paid to the Underwriters.

(Expressed in U.S. Dollars)

GoldMining acquired 122,490 Units in the IPO for total consideration of $1,224,900.

The net proceeds from the issuance of the Units were allocated to the Company's common stock and common stock purchase warrants on a relative fair value basis. Inputs used to calculate the relative fair value of the common stock and common stock purchase warrants are based on the quoted closing prices of the Company's common stock and common stock purchase warrants on the Nasdaq Capital Market on the Closing Date of IPO. The allocation of the fair value of the Company's common stock and common stock purchase warrants is as follows:

	($)
Fair value of common stock	18,208,955
Fair value of common stock purchase warrants	1,791,045
Total gross proceeds from the IPO	20,000,000
Gross proceeds	20,000,000
Common stock issuance costs	(883,311)
Common stock purchase warrant issuance costs	(86,883)
Net proceeds received	19,029,806
Fair value allocation to:	
Common stock	17,325,644
Common stock purchase warrants	1,704,162
	19,029,806

ATM Program

On May 15, 2024, the Company filed a shelf registration statement on Form S-3 with the SEC, covering the offering, issuance and sale of up to $40 million of a variety of securities including the Company's common stock, preferred stock, warrants and/or units. Additionally, the Company entered into an At The Market Offering Agreement with a syndicate of agents for the ATM facility (the "ATM Program"). Pursuant to the ATM Program, the Company may sell up to $5.5 million shares of common stock from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share of common stock sold under the ATM Program will be payable to the agents in connection with any such sales. During the year ended December 31, 2024, the Company sold 55,576 shares of common stock under the ATM Program for gross proceeds of $603,235, with aggregate commissions paid to the agents and other share issuance and settlement costs of $17,513.

12.2 Common and Preferred Shares

The authorized share capital of the Company is comprised of 300,000,000 shares of common stock with par value of $0.001 and 10,000,000 shares of preferred stock with par value of $0.001.

As of December 31, 2024, there were 12,456,815 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

12.3 Restricted Shares

On September 23, 2022, the Company adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan only provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in the Company.

On September 23, 2022, the Company granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") under the Legacy Incentive Plan to certain of the Company's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023. These awards are subject to performance-based restrictions, whereby the restrictions will be cancelled if certain performance conditions are met in specified periods. As of December 31, 2024, 254,000 of the 635,000 Restricted Shares remain unvested, with the balance having become vested and no longer subject to restrictions.

(Expressed in U.S. Dollars)

The unvested Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. The conditions are as follows:

(a) with respect to 15% of the Restricted Shares, if we have not re-established the Whistler Project camp and performed of a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(b) with respect to 15% of the Restricted Shares, if we have not achieved a $250,000,000 market capitalization, based on the number of shares of our outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which our common stock is listed prior to the date that is five years after the date of grant of such award; or

(c) with respect to 10% of the Restricted Shares, if we have not achieved a share price of $25.00 prior to the date that is six years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (b) and (c) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event the Company files the disclosure specified in Subpart 1300 of the SEC Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101, Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator (the "Securities Filing") that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by the Company of 3,000,000 additional gold or gold equivalent ounces from the amount reported on the disclosure specified in the Company's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 Restricted Shares will be deemed released as of the date of such Securities Filing (or if such amount exceeds the number of Restricted Shares that have not yet become Released Stock at the time, such lesser number of Restricted Shares) reducing, on a proportional basis, the number of unvested Restricted Shares subject to each vesting condition.

During the year ended December 31, 2024, the Company recognized stock-based compensation expense of $9,394 ($1,760 and $48,756 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively) related to the Restricted Shares.

12.4 Share Purchase Warrants

There were common stock purchase warrants to purchase 1,740,992 shares of common stock outstanding as of December 31, 2024, with an exercise price of $13.00 per share and with a weighted average remaining contractual life of 1.31 years.

12.5 Stock Options

On February 6, 2023, the Company adopted a long term incentive plan ("2023 Incentive Plan"). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number shares of common stock issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common stock issued and outstanding.

(Expressed in U.S. Dollars)

The stock options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are six, twelve and eighteen months thereafter. The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant date fair value of stock options granted:

	Year Ended December 31	Month Ended December 31	Year Ended November 30
	2024	2023	2023
Risk Free Interest Rate	**4.38%**	-	3.47%
Expected Volatility[1]	**55.23%**	-	61.34%
Expected Life in Years	**3.00**	-	3.00
Expected Dividend Yield	**0.00%**	-	0.00%
Estimated forfeiture rate	**0.00%**	-	0.00%

[1]As there is limited trading history of the Company's shares of common stock prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector the Company operates over a period similar to the expected life of the stock options.

The following table summarizes the Company's stock option activity:

	Number of Stock Options	**Weighted Average Exercise Price**
Balance at November 30, 2022	-	$ -
Granted	82,500	10.00
Balance at November 30, 2023 and December 31, 2023	82,500	10.00
Granted	246,550	10.00
Exercised	(10,000)	10.00
Forfeited	(3,000)	10.00
Balance at December 31, 2024	**316,050**	**$ 10.00**

As of December 31, 2024, the aggregate intrinsic value under the provisions of ASC 718 of all outstanding stock options was $nil. The unrecognized stock-based compensation expense related to the unvested portion of stock options totaled $344,222 to be recognized over the next 1.10 years.

During the year ended December 31, 2024, the Company recognized stock-based compensation expense of $300,909 ($12,134 and $255,027 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively) related to stock options.

12.6 RSUs

The following outlines the movements of the Company's RSUs:

The Company's RSUs vest in four equal annual instalments during the recipient's continual service with the Company. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company's common stock at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

In December 2024, the Company granted 15,050 RSUs to certain officers, directors, and employees at a weighted average fair value of $8.32. Stock-based compensation expense of $7,918 was recognized for the year ended December 31, 2024, related to the RSUs ($nil for the month ended December 31, 2023, and the year ended November 30, 2023).

(Expressed in U.S. Dollars)

Note 13: Net Loss Per Share

The following table provides reconciliation of net loss per share of common stock:

	Year Ended December 31	Month Ended December 31	Year Ended November 30
	2024	2023	2023
Numerator			
Net loss for the year/period	**$ (8,487,081)**	$ (232,997)	$ (9,356,577)
Denominator			
Weighted average number of shares, basic and diluted	**12,407,646**	12,398,709	11,480,346
Net loss per share, basic and diluted	**$ (0.68)**	$ (0.02)	$ (0.82)

The basic and diluted net loss per share is the same as the Company is in a net loss position.

The Company's potentially dilutive securities, including stock options (stock options to purchase 316,050 shares of common stock outstanding as of December 31, 2024; stock options to purchase 82,500 shares of common stock as of December 31, 2023, and November 30, 2023), RSUs (15,050 RSUs outstanding as of December 31, 2024, and nil as of December 31, 2023, and November 30, 2023) and warrants (warrants to purchase 1,740,992 shares of common stock outstanding as of December 31, 2024; warrants to purchase 1,741,292 shares of common stock outstanding as of December 31, 2023, and November 30, 2023), have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

Note 14: Financial Instruments

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are credit risk, liquidity risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily associated with its bank balances. The Company mitigates credit risk associated with its bank balances by holding cash with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position to ensure it has adequate sources of funding to finance its projects and operations. The Company had working capital as of December 31, 2024, of $3,697,987. The Company's accounts payable, accrued liabilities, current portion of lease liabilities and other payables are expected to be realized or settled within a one-year period.

The Company has not generated any revenue from operations and the only sources of financing to date have been through advances from GoldMining, the IPO and the ATM program. The Company's ability to meet its obligations and finance exploration activities depends on its ability to generate cash flow through the issuance of shares of common stock pursuant to private placements, public offerings, including under the ATM Program, and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for the Company's common stock, restricting access to some institutional investors. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that the existing cash on hand will enable us to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Currency Risk

The Company reports its financial statements in U.S. dollars. The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. Financial instruments that impact the Company's net loss due to currency fluctuations include cash and cash equivalents, restricted cash, accounts payable and accrued liabilities which are denominated in Canadian dollars. The impact of a U.S. dollar change against Canadian dollars of 10% would have an impact of approximately $1,200 on net loss for the year ended December 31, 2024.

Note 15: Commitments and Contingencies

Payments Required to Maintain the Whistler Project

The Company is required to make annual land payments to the Department of Natural Resources of Alaska in the amount of $230,605 in 2025 and thereafter, to keep the Whistler Project in good standing. Additionally, the Company has an annual labor requirement of $135,200 for 2025 and thereafter, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead. The Company has excess labor carry forwards of $61,674 expiring in 2026, $1,736,956 expiring in 2027, and $4,572,319 expiring in 2028, of which up to $135,200 can be applied each year to the Company's annual labor requirements.

Future Commitments

On November 27, 2020, GoldMining agreed to cause the Company to issue a 1.0% net smelter return ("NSR") royalty on its Whistler Project to Gold Royalty U.S. Corp. (a subsidiary of Gold Royalty Corp.). The Company also assigned certain buyback rights relating to an existing third party royalty on the Whistler Project such that Gold Royalty U.S. Corp. has a right to acquire a 0.75% NSR (including an area of interest) on the Whistler Project for $5,000,000 pursuant to such buyback rights. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).

In August 2015 the Company acquired rights to the Whistler Project and associated equipment pursuant to an asset purchase agreement by and among the Company, GoldMining, Kiska Metals Corporation ("Kiska") and Geoinformatics Alaska Exploration Inc. ("Geoinformatics"). Pursuant to such agreement, the Company acquired rights and assumed obligations under two related underlying agreements. The first underlying agreement is a Royalty Purchase Agreement between Kiska, Geoinformatics. and MF2 LLC. ("MF2"), dated December 16, 2014. This agreement grants MF2 a 2.75 percent NSR royalty over the Whistler Project area. The MF2 royalty was subsequently assigned to Osisko Mining (USA) Inc.. The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr. Kent Turner (whose rights and obligations thereunder were assumed by the Company) dated October 1, 1999. This agreement concerns a 2.0 percent net profit interest to Teck Resources, recently purchased by Sandstorm Gold, in connection with an area of interest specified by standard township sub-division.

(Expressed in U.S. Dollars)

Note 16: Income Tax

A reconciliation of the provision for income taxes computed at the combined federal and state statutory rate to the provision for income taxes as shown in the statements of operations for the years ended December 31, 2024, one month ended December 31, 2023, and year ended November 30, 2023, is as follows:

	December 31, 2024	December 31, 2023	November 30, 2023
Federal income tax provision rate	**21.00%**	21.00%	21.00%
State income tax provision rate, net of federal tax	**7.43%**	7.43%	7.43%
	28.43%	28.43%	28.43%

	Year ended December 31 2024	Month ended December 31 2023	Year ended November 30 2023
Net loss for the year/period before tax	**$ (8,482,114)**	$ (232,997)	$ (9,351,640)
Statutory federal income rate	**21.00%**	21.00%	21.00%
Recovery of income taxes at statutory rates	**$ (1,781,244)**	$ (48,929)	$ (1,963,844)
State tax	**(632,349)**	(17,312)	(696,186)
Permanent differences	**157,249**	72,496	448,615
Adjustments to valuation allowance related to prior years	**-**	-	58,886
Change in valuation allowance	**2,261,311**	(6,255)	2,157,466
Tax expense for the year/period	**$ 4,967**	$ -	$ 4,937

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2024	December 31, 2023	November 30, 2023
Non-capital loss carry-forward	**$ 3,367,952**	$ 2,478,107	$ 2,453,215
Resource properties	**1,825,381**	455,887	446,198
Equipment	**27,955**	25,981	59,110
Others	**-**	-	7,707
Deferred income tax assets	**5,221,288**	2,959,975	2,966,230
Valuation allowance	**(5,221,288)**	(2,959,975)	(2,966,230)
Deferred income tax assets	**$ -**	$ -	$ -

Deferred tax assets have not been recognized in the financial statements, as management does not consider it more likely than not that those assets will be realized in the near future. The Company has non-capital federal losses which may be carried forward to reduce taxable income in future years. As of December 31, 2024, the Company has non-capital losses of $11,846,471 in the United States of which $897,219 will expire between 2034 and 2037 and $10,949,252 may be carried forward indefinitely. Our U.S. federal net operating loss carryforwards expire as follows:

November 30, 2034	$ 46,930
November 30, 2035	289,455
November 30, 2036	283,286
November 30, 2037	277,548
Indefinite	10,949,252
	$ 11,846,471

(Expressed in U.S. Dollars)

Note 17: Related Party Transactions

During the periods presented, the Company shared personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining were allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost. During the year ended December 31, 2024, the allocated costs from GoldMining to the Company were $23,877 ($6,888 and $100,807 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively). Out of the allocated costs, $13,675 for the year ended December 31, 2024, were noncash stock-based compensation costs ($5,615 and $54,348 for the one month ended December 31, 2023, and the year ended November 30, 2023, respectively). The allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by the Company.

For the year ended December 31, 2024, the amounts advanced to the Company or paid on its behalf by GoldMining were $nil ($nil and $1,003,142 for the one month ended December 31, 2023, and year ended November 30, 2023, respectively). In May 2023 the Company repaid GoldMining $1,680,925, for amounts previously advanced to the Company. The amount paid represented the full amount of the outstanding loan from GoldMining at the time.

During the year ended December 31, 2024, the Company incurred $142,140, and during the one month ended December 31, 2023 and the year ended November 30, 2023, $33,125 and $233,978, respectively, in general and administrative costs, paid to Blender Media Inc. (“Blender”), a company whose principal is an immediate family member of a co-chairman and director of GoldMining, for information technology, corporate branding, sponsorships and advertising, media, website design, maintenance and hosting services, provided by Blender to the Company.

During the year ended December 31, 2024, stock-based compensation costs included $5,861 ($1,127 and $31,127 during the one month ended December 31, 2023, and the year ended November 30, 2023, respectively), in amounts incurred for a co-chairman and director of GoldMining for performance based Restricted Shares granted in September 2022 (Note 12.3).

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2024, one month ended December 31, 2023, and the year ended November 30, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Tim Smith
Chief Executive Officer and President

Tyler Wong
Chief Financial Officer, Secretary and Treasurer

Alastair Still
Director and Chairman of the Board

Garnet Dawson
Director

Ross Sherlock
Director

Lisa Wade
Director

Laurie Schmidt
Director

Aleksandra Bukacheva
Director

CORPORATE HEADQUARTERS

1188 West Georgia Street, Suite 1830
Vancouver, British Columbia, V6E 4A2

STOCK SYMBOL

The Nasdaq Capital Market: USGO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2024

Deloitte LLP
Vancouver, Canada

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004

ANNUAL MEETING OF STOCKHOLDERS

The 2025 Annual Meeting of Stockholders will be held at 10 a.m. Pacific Time on Wednesday, June 11, 2025, at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2.

Stockholders of record on April 15, 2025, are entitled to notice of and to vote at the 2025 Annual Meeting.

COMPANY WEBSITE

www.us.goldmining.com